UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

BRITISH ENERGY LIMITED (formerly British Energy plc)

Systems House, Alba Campus,

Livingston, EH54 7EG

Scotland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_                                               Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in the Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___                                             No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________.

BRITISH ENERGY LIMITED (FORMERLY BRITISH ENERGY PLC)

QUARTER ENDED DECEMBER 31, 2004

INDEX

Item

Introduction
Exchange Rates
Technical Terms
Information Regarding Forward-Looking Statements
Non GAAP Financial Measures
PART 1 - FINANCIAL INFORMATION
1.	Financial Statements
Consolidated Statements of Income for the Three and Nine Months Ended December 31, 2004
Consolidated Balance Sheets as of December 31, 2004 and March 31, 2004
Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 2004 and for the Nine Months Ended December 31, 2003
Consolidated Statement of Shareholders' Equity as of December 31, 2004, and December 31, 2003
Notes to Consolidated Financial Statements
2.	Management's Discussion and Analysis of Results of Operations and Financial Condition
3.	Quantitative and Qualitative Disclosures About Market Risk
4.	Controls and Procedures
PART II - OTHER INFORMATION
1.	Legal Proceedings
2.	Defaults Upon Senior Securities
3.	Other Information
Signatures
PART III
Interim Report and Results for the Three and Nine Months ended 31 December 2004 (UK GAAP)

Introduction

In this quarterly report, except as otherwise specified, ‘British Energy’, the ‘British Energy Group’, the ‘Group’, the ‘Company’, ‘we’, ‘us’ or ‘our’ refer to British Energy Limited (formerly British Energy plc) (formerly the ultimate holding company of the Group) and its subsidiaries, or, in the context of events post the Restructuring Effective Date, as defined in Note 1 to the Consolidated Financial Statements, British Energy Group plc (the present ultimate holding company of the Group) (‘New British Energy’), and any of their respective predecessors in business, as the context may require. British Energy was re-registered as a private limited company, British Energy Limited (‘BEL’), on January 14, 2005, the Restructuring Effective Date, and was incorporated under the United Kingdom Companies Act 1985, as amended (the ‘Companies Act’) on December 13, 1995.  New British Energy was incorporated under the Companies Act on July 2, 2004.

This report includes the consolidated results of British Energy.  As part of British Energy’s financial restructuring (‘Restructuring’), on January 14, 2005, a new group structure was established under the new holding company, New British Energy.  British Energy remains part of the Group.  Subsequent financial results issued will consist of the consolidated results of New British Energy.

Our registered office is located at Systems House, Alba Campus, Livingston, EH54 7EG, Scotland, and our telephone number is 011 44 1506 408800.  Our website address is www.british-energy.com.  The information on our website is not a part of this quarterly report.

Exchange Rates

We publish our financial statements in pounds sterling. In this quarterly report, references to ‘pounds sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency.  References to ‘US dollars’, ‘US$’ or ‘$’ are to US currency and references to ‘Canadian dollars’, or ‘C$’ are to Canadian currency.

Technical Terms

This quarterly report refers to certain technical terms used to measure output of electricity and the production of electricity over time. The basic unit for the measurement of electricity output is a kilowatt (‘kW’). The basic unit for the measurement of electricity production is a kilowatt-hour (‘kWh’); that is, one hour of electricity production at a constant output of one kilowatt. One thousand kilowatts are a megawatt (‘MW’) or, in terms of production, a megawatt-hour (‘MWh’). One thousand megawatts are a gigawatt (‘GW’) or, in terms of production, a gigawatt-hour (‘GWh’). One thousand gigawatts are a terawatt (‘TW’) or, in terms of production, a terawatt-hour (‘TWh’).

Information Regarding Forward-Looking Statements

This quarterly report contains certain ‘forward-looking’ statements as defined in Section 21E of the US Securities Exchange Act of 1934.  Such forward-looking statements include, among others:

•      statements concerning our Restructuring and the effect of our Restructuring on our business and financial condition or results of operations;

•      the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations; and

•      other matters that are not historical facts concerning our business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements.  For a discussion of some of the risks associated with these forward-looking statements, see the section entitled ‘Item 3. Key Information – Risk Factors’ in the Form 20-F for the year ended March 31, 2004 dated September 30, 2004.  Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbor provision contained in Section 21E of the US Securities Exchange Act of 1934.

Non-GAAP Financial Measures

Realized Price

We calculate our realized price for electricity by dividing revenue (net of energy supply costs and miscellaneous income) by total output for the period.  Realized price is not derived in accordance with Generally Accepted Accounting Principles in the United States (‘US GAAP’) and should not be exclusively relied upon when evaluating our business.  Realized price constitutes a Non-GAAP financial measure because we eliminate energy supply costs (i.e. the cost of transmitting electricity to our customers) and miscellaneous income from total turnover.  We make these adjustments to turnover because we believe that they allow our management team and our investors to better understand the net price that customers are paying for our electricity.

EBITDA and EBITDA excluding joint venture and business disposals

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA and EBITDA excluding joint venture and business disposals are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, US GAAP. EBITDA and EBITDA excluding joint venture and business disposals are not measurements of our financial performance or liquidity under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

We present EBITDA and EBITDA excluding joint venture and business disposals because we believe that they are used by certain of our investors and other interested parties in evaluating our financial performance. EBITDA and EBITDA excluding joint venture and business disposals can facilitate comparisons of operating performance from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and booked depreciation, amortization of assets (affecting relative depreciation and amortization of expense) and joint venture and business disposals.

Nevertheless, EBITDA and EBITDA excluding joint venture and business disposals have limitations as analytical tools, and you should not consider them in isolation from, or as a substitute for analysis of, our financial condition or results of operations, as reported under US GAAP.  Some of these limitations are:

•      EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•      EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect changes in, or cash requirements for, our working capital needs;

•      EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•      although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect any cash requirements for such replacements;

•      EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect certain non-cash items; and

•      other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and EBITDA excluding joint venture and business disposals should not be considered as measures of discretionary cash available to us to invest in the growth of our business.  We compensate for these limitations by relying primarily on our US GAAP results and using EBITDA and EBITDA excluding joint venture and business disposals only as supplemental measures.

PART I. FINANCIAL INFORMATION

Item 1.  Financial Statements

BRITISH ENERGY

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(In millions, except per-share amounts)

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
	£	£	£	£
Operating Revenues
Operating revenues	412	369	1,135	1,046

Operating Expenses
Fuel	(161)	(150)	(474)	(366)
Gain/(loss) from movements in derivative contracts	336	25	(6)	(128)
Staff costs	(75)	(71)	(229)	(207)
Operating and maintenance expense	(123)	(97)	(366)	(364)
Depreciation and amortization	(24)	(24)	(77)	(75)
Energy supply costs	(80)	(57)	(222)	(160)
Total operating expenses	(127)	(374)	(1,374)	(1,300)

Operating Profit/(Loss)	285	(5)	(239)	(254)

Joint venture	-	(170)	-	47
Net interest expense	(18)	(27)	(55)	(51)

Profit/(Loss) Before Income Tax Benefit/(Charge)	267	(202)	(294)	(258)
Income Tax (Charge)/Benefit	(76)	70	76	2,198

Income/(Loss) Before Cumulative Effect of Change in Accounting Principle	191	(132)	(218)	1,940
Cumulative Effect of Change in Accounting Principle net of tax	-	-	-	5,539
Net Income/(Loss)	191	(132)	(218)	7,479

Common Stock Data
Weighted-average shares outstanding
Basic and Diluted	602	602	602	602
Earnings/(Loss) per share
Basic and Diluted	0.32	(0.22)	(0.36)	12.42
Earnings/(Loss) per share (before cumulative effect of change in accounting principle)
Basic and Diluted	0.32	(0.22)	(0.36)	3.22
Earnings per share (arising from cumulative effect of change in accounting principle)
Basic and Diluted	-	-	-	9.20
	0.32	(0.22)	(0.36)	12.42

See the accompanying notes to Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED BALANCE SHEETS (unaudited)

(In millions)

	December 31, 2004	March 31, 2004
	£	£
ASSETS
Current Assets
Cash and cash equivalents	89	276
Restricted cash	313	297
Receivables, net	298	273
Inventory	102	97
Total current assets	802	943

Property, Plant and Equipment
Cost	13,873	13,789
Less accumulated depreciation and amortization	(12,673)	(12,623)
Net property, plant and equipment	1,200	1,166

Investments	502	444

Total Assets	2,504	2,553

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Long-term debt due within one year	249	197
Accounts payable	180	180
Accruals	197	199
Asset retirement obligations due within one year	568	554
Other creditors	406	395
Total current liabilities	1,600	1,525

Long-term Debt	618	662

Deferred Credits and Other Liabilities
Asset retirement obligations	1,636	1,468
Pension obligation	160	152
Other long-term obligations	146	215
Total deferred credits and other liabilities	1,942	1,835

Shareholders' Equity
Common stock	277	277
Additional paid in capital	499	499
Non-equity share capital	93	93
Retained losses	(2,268)	(2,050)
Treasury stock	(159)	(159)
Accumulated other comprehensive income	(98)	(129)
Total shareholders' equity	(1,656)	(1,469)

Total Liabilities and Shareholders' Equity	2,504	2,553

See the accompanying notes to Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(In millions)

	Nine months ended December 31
	2004	2003
	£	£
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(218)	7,479
Adjustments to reconcile net (loss)/income to net cash (used)/provided by operating activities:
Depreciation and amortization (including amortization of nuclear fuel)	77	75
Cumulative effect of change in accounting principle	-	(5,539)
Income from joint venture	-	(204)
Net (gains)/losses on sales of equity investments and other assets	(1)	126
Deferred tax	(76)	(2,199)
Provision for allowance in accounts receivable	(1)	-
Pension expense	30	36
Employee severance provision	7	-
Loss from movements in derivative contracts and swaps	(2)	128
Accretion of nuclear liabilities	242	177
Liabilities discharged	(94)	(55)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(12)	(11)
Other liabilities	(9)	(15)
Inventory	(5)	(5)
Other assets	(13)	3
Other debtors	(24)	12

Cash (outflow)/inflow from operating activities	(99)	8

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of investments	4	163
Amounts placed on restricted use term deposit	(16)	(129)
Purchase of investment securities	(15)	(15)
Capital expenditure	(61)	(60)
Net cash used in investing activities	(88)	(41)

CASH FLOWS FROM FINANCING ACTIVITIES
Long term debt	-	-
Movement in book overdraft	-	(7)
Net cash used in financing activities	-	(7)

Net (decrease) in cash and cash equivalents	(187)	(40)
Cash and cash equivalents at beginning of period	276	131
Cash and cash equivalents at end of period	89	91

See the accompanying notes to Consolidated Financial Statements

BRITISH ENERGY

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (unaudited)

(In millions)

	Total £	Retained Losses £	Other Compre- hensive Income £	Treasury Stock £	Additional Paid in Capital £	Non- Equity £	Common Stock £
Balance at April 1, 2003	(9,137)	(9,612)	(235)	(159)	499	93	277
Net income	7,611	7,611	-	-	-	-	-
Translation adjustments	(9)	-	(9)	-	-	-	-
Unrealized gains on securities	38	-	38	-	-	-	-
Total comprehensive income	7,640	7,611	29	-	-	-	-
Balance at September 30, 2003	(1,497)	(2,001)	(206)	(159)	499	93	277
Net loss	(132)	(132)	-	-	-	-	-
Translation adjustments	(10)	-	(10)	-	-	-	-
Unrealized gains on securities	23	-	23	-	-	-	-
Total comprehensive income	(119)	(132)	13	-	-	-	-
Balance at December 31, 2003	(1,616)	(2,133)	(193)	(159)	499	93	277

Balance at April 1, 2004	(1,469)	(2,050)	(129)	(159)	499	93	277
Net (loss)	(159)	(159)	-	-	-	-	-
Unrealized gains on securities	8	-	8	-	-	-	-
Total comprehensive income	(151)	(159)	8	-	-	-	-
Balance at June 30, 2004	(1,620)	(2,209)	(121)	(159)	499	93	277
Net (loss)	(250)	(250)	-	-	-	-	-
Unrealized gains on securities	7	-	7	-	-	-	-
Total comprehensive income	(243)	(250)	7	-	-	-	-
Balance at September 30, 2004	(1,863)	(2,459)	(114)	(159)	499	93	277
Net income/(loss)	191	191	-	-	-	-	-
Unrealized gains on securities	16	-	16	-	-	-	-
Total comprehensive income	207	191	16	-	-	-	-
Balance at December 31, 2004	(1,656)	(2,268)	(98)	(159)	499	93	277

See the accompanying notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.     Basis of Preparation

(i)           Introduction

These accounts have been prepared in accordance with US GAAP on the same basis as the US GAAP information provided in note 36 to the consolidated financial statements at March 31, 2004.  This is the first time we have published results for a December quarter under US GAAP and we have also included comparative information for the quarter ended December 31, 2003.

In the opinion of management, the accompanying unaudited consolidated financial statements of British Energy contain all adjustments including usual recording adjustments necessary to present fairly, in all material respects, the Company’s consolidated balance sheets as of December 31, 2004 and March 31, 2004, the consolidated statements of income for the three-month and nine-month periods to December 31, 2004 and 2003 and the consolidated statements of cash flows for the nine-month periods to December 31, 2004 and 2003.  These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual report on Form 20-F for the year ended March 31, 2004 filed on September 30, 2004.  The results of operations for the three-month and nine-month periods ended December 31, 2004 are not necessarily indicative of the results to be expected for the full year.

(ii)          Background to the Restructuring

Having reviewed the longer-term prospects of the business, on September 5, 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government.  On September 9, 2002 the UK Government granted the Company a credit facility of up to £410m (the ‘Government Facility’) to provide working capital for the Group’s immediate requirements and to allow British Energy to stabilize its trading position in the UK and North America.  The Government Facility was subsequently extended in a revised amount of up to £650m until March 9, 2003.  The Government Facility was cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (‘EPL’)) and was secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries.

On February 14, 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)          the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the ‘Eggborough Banks’), The Royal Bank of Scotland plc (‘RBS’) as provider of a letter of credit to the Eggborough Banks, the Group’s significant trade creditors, Teesside Power Limited (‘TPL’), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (‘Total’) and Enron Capital & Trade Europe Finance LLC (‘Enron’) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank AG) being collectively referred to as the ‘Significant Creditors’) and British Nuclear Fuels plc (‘BNFL’); and

(b)          the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (‘BEG’), British Energy Generation (UK) Limited (‘BEGUK’) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the ‘Bonds’) (the holders of those bonds being referred to collectively as the ‘Bondholders’).

On March 7, 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of £200m (which was subsequently temporarily increased to £275m between November 27, 2003 and December 23, 2003), such that it would mature on the earliest of (1) September 31, 2004, (2) the date on which the Restructuring, outlined in (iv) below, became effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility were required as a result of a European Commission (‘Commission’) decision or an obligation under EU law (the ‘Final Maturity Date’).  In the meantime the Secretary of State was entitled to require repayment of the Government Facility if she concluded that the Restructuring could not have been completed in the manner or time scales envisaged.

Following the receipt by the Secretary of State of notification from the Commission that so far as the Restructuring involved the grant of State aid by the Government, such aid was compatible with the Common Market on September 22, 2004, no further drawings could be made under the Government Facility.  The Government Facility’s Final Maturity Date was amended on November 29, 2004 to the earlier of: (a) the date on which the Government Restructuring Agreement (see below) would terminate pursuant to its terms; (b) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility were required as a result of a decision of the Commission or any obligation under European Community law; or (c) the date upon which documentation required to effect the Restructuring had been executed and delivered and/or any schemes of arrangement had, if necessary, been sanctioned by the Court of Session and became effective in accordance with their terms to give effect to the Restructuring. The Government Facility terminated on restructuring.

On October 1, 2003, the Company announced that it had entered into an agreement (‘Creditor Restructuring Agreement’) in which it had agreed the terms of the restructuring of the Group with certain of the Group’s creditors and the Secretary of State and by October 31, 2003 had obtained the further approvals and agreements required.

On December 19, 2003 Bondholders approved amendments to the trust deed relating to the Bonds to facilitate the implementation of the Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (see below).  Following formal amendment of the trust deed, a new standstill agreement was entered into with creditors in place of the Standstill Agreement dated February 14, 2003 in accordance with the terms of the Creditor Restructuring Agreement.

On September 3, 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an extraordinary general meeting (the ‘Requisitioned EGM’).  Those groups of shareholders were Polygon Investment Partners LLP (‘Polygon’), Brandes Investment Partners, LLC (‘Brandes’) and their respective associates.  British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM.  One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York.  If British Energy had been required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not do so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would be likely to have been in breach of the Creditor Restructuring Agreement.

British Energy was informed by certain creditors to whom the Group owed significant amounts (‘Creditors’) that if it was prevented from delisting and they could not compel the Company to perform its obligations under the Creditor Restructuring Agreement, they would take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements.  Further they said that they would then take action to recover amounts owing to them including taking steps to force British Energy into administration.  If that had happened, British Energy believed that the other Creditors who were also party to the Creditor Restructuring Agreement would also have demanded payment.  Therefore the Group would have been required to pay approximately £1,500m to Creditors.  The Group did not have the resources to pay that amount.  As a result of such breach of the Creditor Restructuring Agreement, British Energy may have been exposed to significant claims for damages for breach of contract.  Moreover, because the Creditors said that they would demand immediate repayment of monies which British Energy judged, for the reasons set out above, it would be unable to pay, British Energy considered that its directors would have had no choice but to place British Energy into administration.  For this reason, the Board decided that it should apply to the United Kingdom Listing Authority (‘UKLA’) to cancel the listings of the ordinary shares of 44 28/43 pence each (‘Ordinary Shares’) and A shares of 60 pence each (‘A Shares’) as soon as practicable.

The Company announced on September 23, 2004 that the Requisitioned EGM would be held on October 22, 2004 and that it would be applying to the UKLA to cancel the listings of the Ordinary Shares and A Shares and the delisting took effect on October 21, 2004.  As a consequence, and as announced on September 23, 2004, the New York Stock Exchange (‘NYSE’) suspended trading on the Company’s American Depository Receipts (‘ADR’s) prior to the opening of trading on September 28, 2004.  At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE's decision. However, on December 6, 2004 the NYSE affirmed the decision to delist the Company's ADRs.  Accordingly, shares in New British Energy (‘New Shares’) were not issued in the form of ADRs upon the Restructuring Effective Date and holders of the Company's ADRs received the New Shares to which they were entitled, subject to the terms of the Restructuring and applicable law.  British Energy has agreed to take all reasonable steps to list ADRs on the NYSE at such time following the effectiveness of the Restructuring, as it is able to satisfy the listing criteria of the NYSE.  In such circumstances, however, British Energy will be required to satisfy the NYSE's listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that it has not been able to satisfy immediately after the Restructuring became effective.

On September 24, 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement Long Stop Date of January 31, 2005 for the Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Restructuring becoming effective, be transferred to British Energy Holdings plc (‘Holdings plc’), a wholly owned subsidiary of New British Energy.

On September 30, 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM.  Polygon stated that, having considered the Company’s recent circulars, they believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and consequently confirmed that they would vote against the resolutions and not further oppose the Restructuring.  On that day British Energy announced that it would be withdrawing an action raised against Polygon in New York and that the Bondholders had agreed to stop litigation commenced in England insofar as it related to Polygon.  Brandes subsequently announced on October 6, 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients.  The Requisitioned EGM took place on October 22, 2004 and, in accordance with the unanimous recommendation of the Board, all the resolutions at the Requisitioned EGM were defeated.  In December 2004 the claims in England brought by the Bondholders against each of Polygon, Brandes and British Energy were dismissed by consent orders which were sealed by the Court.

 (iii)        Terms of the Restructuring

The terms of the Restructuring are set out in:

(a)          the Creditor Restructuring Agreement dated as of September 30, 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on October 31, 2003) (and subsequently entered into by Bondholders, representing in aggregate with RBS 88.8% of the combined amount owing to Bondholders and RBS and all the Eggborough Banks); and

(b)          the Government Restructuring Agreement dated October 1, 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (‘BEPET’), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (‘NLF’)) and the trustees of the Nuclear Trust (the ‘Government Restructuring Agreement’).

The principal features of the Restructuring included:

  compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks (together the ‘Creditors’) in exchange for new bonds subsequently issued by Holdings plc (‘New Bonds’) and New Shares and settling new arrangements for Eggborough.  The claims of the Bondholders and RBS were compromised pursuant to a scheme of arrangement proposed to these creditors by the Company (the ‘Creditors’ Scheme’).  In the case of the Significant Creditors and the Eggborough Banks, claims were compromised pursuant to the terms of the Creditor Restructuring Agreement itself.  Under the terms of the Creditor Restructuring Agreement the Creditors agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for £275m of New Bonds and at least 97.5% of the New Shares;
  the amendment and extension of the contracts with BNFL for front end and back end related fuel services for the Group’s advanced gas-cooled reactor (AGR) stations announced on March 31, 2003 and May 16, 2003 and the implementation of a new trading strategy;
  establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and
  the Government funding certain contracted liabilities relating to historic spent fuel up to a specified cap and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Eggborough arrangements

The Eggborough Banks, as creditors with security over, amongst other things, the shares in, and assets of, EPL agreed to replace their existing secured claims with a right to receive £150m under an Amended Credit Agreement on substantially the same payment terms as the New Bonds.  In addition, the Eggborough Banks have been granted:  (i) options exercisable at any time prior to August 31, 2009 under which they may acquire the shares in, or assets of, EPL on March 31, 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time prior to August 31, 2009 or after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time.  The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favor of New British Energy under which a member of the British Energy group may purchase such rights at 105% of the price offered to the relevant third party.  The Eggborough Banks' security will secure, amongst other things, the Eggborough Banks' rights under an Amended Credit Agreement and the options.

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements entered into pursuant to the Restructuring between the Company and the Secretary of State, among others, dated October 1, 2003, the NLF will fund qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning the Group’s nuclear power stations.  The Secretary of State has provided an undertaking to fund any future shortfall in the NLF’s ability to fund these qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and also to meet certain of the Group’s contracted liabilities relating to historic spent fuel up to a specified cap.  In consideration for the assumption of these liabilities, Holdings plc issued £275m in New Bonds to the NLF on completion of the Restructuring.  In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of £20m per annum (stated in March 2003 values and indexed to RPI) but tapering off as the nuclear power stations are currently scheduled to close; (ii) £150,000 (stated in March 2003 values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into Sizewell B, the Pressurized Water Reactor nuclear power station, after the Restructuring became effective; and (iii) an annual contribution equal to a percentage of the Group’s adjusted free cash flow  (initially 65%, subject to adjustment, but not to exceed 65%) (the NLF Cash Sweep Payment).

The NLF has the right from time to time to convert all or part of the NLF Cash Sweep Payment into an equity shareholding in New British Energy equal to the same percentage of the thereby enlarged issued share capital.  The terms of the convertible shares into which such entitlement will convert will limit the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the City Code on Takeovers and Mergers, being currently 29.9% of the voting rights in New British Energy (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF).  This voting restriction applies for so long as the convertible shares are held by the NLF.  The convertible shares will be converted into ordinary shares in New British Energy on their transfer by the NLF to a third party but are not convertible at the election of the NLF.

In addition, under the Nuclear Liabilities Agreements, British Energy is required to fund cash reserves out of its net cash flow in order to support the new Group’s collateral and liquidity requirements post-restructuring (the Cash Reserves).  The initial target amount for the Cash Reserves is £490m plus the amount by which cash employed as collateral exceeds £200m.

(iv)         Completion of the Restructuring

On October 12, 2004 British Energy announced that the initial conditions to the implementation of the Restructuring as set out in the Creditor Restructuring Agreement had been satisfied.

On November 30, 2004 British Energy announced that it had posted the following documents:

•     a circular to its shareholders in relation to the Members’ Scheme and a disposal of the business and assets of British Energy to Holdings plc (the ‘Disposal’);

•     a circular to certain of its creditors in relation to the Creditors’ Scheme; and

•     a document (the Prospectus) comprising: (i) listing particulars in relation to the issue of New Shares and warrants (‘Warrants’) of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy  pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds of Holdings plc.

On December 15, 2004 British Energy announced that it had posted a document comprising supplementary listing particulars and a supplementary prospectus in respect of New British Energy and Holdings plc to British Energy shareholders, RBS and Bondholders in relation to the Restructuring which was required as a result of the announcement on December 10, 2004 of the results of British Energy for the second quarter and first half ended September 30, 2004 and which was supplementary to, and to be read in conjunction with, the Prospectus.

The circulars relating to the Members’ Scheme and the Creditors’ Scheme contained notices convening court meetings of holders of Ordinary Shares and A Shares (the ‘Members’ Meetings’) and an extraordinary general meeting of holders of Ordinary Shares (the ‘Restructuring EGM’) and a meeting of Creditors (the ‘Creditors’ Meeting’) for December 22, 2004.  The Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were held for the purposes of considering resolutions approving the Schemes.  All of the resolutions proposed at the Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were approved.

Mechanics for implementation and shareholder allocation

The Restructuring involved establishing New British Energy as the new parent company of the Group and Holdings plc as a directly wholly owned subsidiary of New British Energy.

The Company cancelled its existing Ordinary Shares and A Shares under the Members’ Scheme, and issued to shareholders: (i) New Shares equal to 2.5% of the issued share capital of New British Energy immediately following implementation of the Restructuring, and (ii) Warrants to subscribe for 5% of the thereby diluted ordinary issued share capital of New British Energy (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled Nuclear Liabilities Agreements above)) immediately following implementation of the Restructuring.  The subscription price under the Warrants was £28.95m in aggregate, equivalent to an equity market capitalization of the Group of £550m following implementation of the Restructuring.

The Restructuring became effective on January 14, 2005, following Court sanction of the Members’ Scheme and Creditors’ Scheme.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8:00am on January 17, 2005.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of September 5, 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee.  The Group is seeking over the longer term to reduce demand for trading collateral.

The Boards of New British Energy and Holdings plc stated in the Prospectus that, following completion of the Restructuring and having regards to the facilities available to the Group, they are of the opinion that there is sufficient working capital to meet the Group’s present requirements.

On August 25, 2004 BEG entered into a three-year receivables financing facility (‘Receivables Facility’) with Barclays Bank plc.  As at December 31, 2004, the Receivables Facility had not been utilized.

The above is a summary only and investors and others are strongly advised to read the entire announcements issued by the Company on October 1, 2003 and on November 30, 2004 and the Prospectus, which contain additional important information not included in this summary.

(v)          Principles Underlying Going Concern Assumption

The financial statements have been prepared on a going concern basis because British Energy has not been liquidated nor is it ceasing to trade.  In previous reporting periods the Directors have reported that the validity of this assumption depended on the fulfillment of the conditions of the Restructuring within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook.  Following completion of the Restructuring on January 14, 2005, the fundamental uncertainties associated with the Restructuring, which had existed prior to this date, have been removed.  Further, the Board have reviewed the Group’s cash flow position and outlook and the Directors confirm that they have a  reasonable expectation that the Company and the Group have adequate resources to continue operating for the foreseeable future as a going concern.

(vi)         Basis of Consolidation

The consolidated financial statements include, after eliminating intercompany transactions, the financial statements of the Company and all its subsidiaries in conformity with US GAAP.  Investments in partially-owned affiliates are accounted for by the equity method when it is deemed that the Company has the ability to exercise significant influence on that affiliate.

(vii)        Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Earnings/(Loss) Per Common Share

Basic earnings/(loss) per share are based on a weighted average of common shares outstanding.  Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, stock-based performance awards and convertible debt were exercised or converted into common stock.  The numerator for the calculation of both basic and diluted earnings per share is earnings available for common shareholders.  The Company does not currently have any outstanding dilutive securities at a price which would result in a dilutive effective on earnings/(loss) per share.

The following table sets forth the computation of basic earnings/(loss) per share:

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
	£m	£m	£m	£m
Numerator for basic earnings per share – earnings/(loss) available to shareholders	191	(132)	(218)	7,479

Denominator for basic earnings/(loss) per share – weighted average shares (millions)	602	602	602	602

3. Stock Based Compensation

The Company has three stock compensation schemes—a ShareSave Scheme, an Employee Share Scheme and an Executive Share Option Scheme. The Company has elected to account for its stock compensation schemes in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 – ‘Accounting for Stock-Based Compensation’ using the Black-Scholes option-pricing model, under which a fair value is calculated for the share option schemes as at the date of grant of the options. This fair value, less amounts to be contributed by employees, is charged to the income statement over the period from the date the options were granted to the date at which the options are expected to vest on the employees. The corresponding credit is included in Shareholders’ Funds.  There were no options issued during the three-month or nine-month periods ended December 31, 2004 and December 31, 2003.

4. Inventory

Inventory consists primarily of coal held for electrical generation and stores and strategic spares.  Inventory is held at lower of cost or market value.  Inventory cost is accounted for using the weighted average basis.

	December 31, 2004	March 31, 2004
	£m	£m
Coal stocks	18	15
Stores/strategic spares	84	82
	102	97

5. Employee Benefit Obligations

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (‘ESPS’), the British Energy Generation Group (‘BEGG’) for the majority of employees and the British Energy Combined Group (‘BECG’) for the employees at Eggborough power station.  The ESPS is a defined benefit scheme, which is externally funded.  Each pension group that participates in the ESPS is financially independent from the other groups.  The following table shows the components of the net periodic pension costs for the BEGG and BECG pension schemes.

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
	£m	£m	£m	£m
Service cost	10	9	30	26
Interest cost	29	26	87	78
Expected return on plan assets	(32)	(26)	(96)	(79)
Amortization of prior service costs	(3)	-	(9)	2
Amortization of transition asset	1	(3)	3	(9)
Amortization of actuarial loss	5	6	15	18
Net periodic pension charge	10	12	30	36

6. Restructuring Provision

Included within accruals of £197m is a provision of £7m in respect of severance costs in relation to the Group’s restructuring.  The provision comprises the costs to us of employees who receive voluntary redundancy under the Group’s restructuring plan.  We expect a significant proportion of this expenditure to be incurred in the year ending March 31, 2005 with the remainder in the following financial year, when the restructuring is expected to be completed.

£m
Balance as at March 31, 2004	-
Provided during the three-month period to June 30, 2004	8
Balance as at June 30, 2004	8
Provided during the three-month period to September 30, 2004	1
Utilized during the three-month period to September 30, 2004	(1)
Balance as at September 30, 2004	8
Provided during the three-month period to December 31, 2004	1
Utilized during the three-month period to December 31, 2004	(2)
Balance as at December 31, 2004	7

Severance costs are accounted for through staff costs.

7. Income Taxes

The component of the provision for income taxes is as follows:

	December 31, 2004	March 31, 2004
	£m	£m
Deferred taxes	116	179

The effective tax rate reconciliation is as follows:

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
Income tax (charge)/benefit	£(76)m	£70m	£76m	£2,198m

UK statutory rate	30%	30%	30%	30%
Effect of:
Expenditure not allowed for tax purposes/(income not subject to tax due to availability of reliefs)	(2)%	1%	(4)%	8%
Reversal of valuation allowance	-	4%	-	814%

Effective rate	28%	35%	26%	852%

The effective tax rate for the three months and nine months ended December 31, 2004 is significantly less than the effective tax rate for the year ended March 31, 2004. This is due to the reversal of a deferred tax valuation allowance of £2,101m in the year ended March 31, 2004, primarily as a result of the cumulative effect of change in accounting principle upon adoption of SFAS 143 – ‘Accounting for Asset Retirement Obligations’.

8. Segmental Analysis

Through consideration of our product, geographic area and regulatory environment, we have concluded that we have one business, being the generation and sale of electricity in the UK, resulting in one operating segment of Generation and Trading.

Revenues and operating profits/(losses) are measured on a segmental basis in accordance with UK GAAP as this is the basis on which management information is prepared, and has been reconciled to the primary statements which have been prepared in accordance with US GAAP.  Consequently most of the reconciling items, as set out below, are as a result of the differing accounting treatments between UK GAAP and US GAAP.  A summary of the more significant differences is included in Part II, Item 3 Other Information of this Report.  The chief operating decision maker evaluates segment performance and makes decisions on the basis of UK GAAP profit and loss information.  Net asset information is not reviewed by the chief operating decision maker and so has not been presented in the segmental analysis.

The following table presents segment revenues and net operating profit, reconciled to net profit in the statement of income.  All segment revenues arise from external customers:

	Three months ended December 31				Nine months ended December 31
		2004		2003		2004		2003
		£m		£m		£m		£m
Segmental analysis
Generation and trading revenues		412		365		1,121		1,033

Segmental operating profit/(loss)		19		60		(29)		74
Including: Depreciation	(16)		(12)		(55)		(38)
Decommissioning fund write up	-		39		-		39

Head office		(50)		(12)		(107)		(67)
Including: Restructuring costs	(15)		(3)		(30)		(40)
Bruce transaction costs	-		(1)		-		(1)
Renewables proceeds	-		2		-		2

Discontinued segments
North America		-		(21)		-		22
Total segmental operating (loss)/profit		(31)		27		(136)		29

Reconciliation to loss before tax
Decommissioning fund		-		(39)		-		(39)
Bruce transaction costs		-		1		-		1
Renewables proceeds		-		(2)		-		(2)
UK GAAP to US GAAP adjustments and statutory reclassifications		310		(17)		(105)		(220)
North America reclassification		-		21		-		(22)
Other statutory reclassifications		6		4		2		(1)
Operating profit/(loss)		285		(5)		(239)		(254)
Joint venture		-		(170)		-		47
Interest receivable		3		2		9		6
Interest payable		(21)		(29)		(64)		(57)
Profit/(Loss) before tax		267		(202)		(294)		(258)

The following table presents segment revenues reconciled to revenue in the statement of income.  All segment revenues arise from external customers:

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
	£m	£m	£m	£m
Reconciliation of revenues
Generation and trading revenues from external customers	412	365	1,121	1,033
Head office	-	4	14	13
Total segmental revenues	412	369	1,135	1,046
Operating revenues	412	369	1,135	1,046

9. Commitments and Contingencies

Legal Proceedings

Bruce A Restart

On February 14, 2003 we announced that we had completed the disposal of our 82.4% interest in Bruce Power in Canada to a consortium of three parties.  In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to us contingent upon the restart of two of the Bruce A units under a trust agreement (the ‘Trust Agreement’) entered into on the same date.  Had the first unit restarted by June 15, 2003, C$50m would have been released to us and an additional C$50m would have been released to us had the second unit restarted by August 1, 2003.  An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The trust agreement provides that where a delay to the program has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted accordingly.  We received C$20m on March 22, 2004 in respect of the restart of Unit 4 and C$10m on May 25, 2004 in respect of the restart of Unit 3.  C$20m is held in trust by an escrow agent pending resolution of the dispute.  On November 12, 2004 we served notice on the escrow agent and Ontario Provincial Government demanding payment of C$40m.  A notice of objection was received on November 29, 2004.  On December 17, 2004, we commenced formal arbitration proceedings.  The arbitration process is expected to take some considerable time to reach a determination.  We have not recognized any additional amounts on our balance sheet at December 31, 2004 because of uncertainties regarding their realization.

Claims by Bruce Power Investors

On February 12, 2004 we received a notice of warranty claims from the consortium which purchased our 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power station during the period of our part ownership and is currently being considered by the Canadian tax authorities.  The treatment proposed by us could result in a rebate of a material amount of tax to us that has never been recognized in the financial statements.  The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions.  We have rejected the tax claim. We are confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on us.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m.  The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses.  We have rejected the claim and expect to defend it if it is pursued further.  In accordance with accounting standards, no provision has been made in the financial statements at December 31, 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

Other claims

In addition to these legal proceedings discussed herein, we are involved in a number of other legal proceedings and claims in the ordinary course of business. While management is unable to predict with certainty the outcome of these other legal proceedings and claims, it is not expected that their ultimate resolution, individually or collectively, will have a material adverse effect on the financial statements.

10.  Derivative Instruments

The Group uses derivative instruments in the normal course of business, to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices.  Energy trading financial derivatives and open positions on physical energy trading contracts are recognized as either assets or liabilities and are marked to market each reporting period using externally derived market prices.  Subsequent movement in their fair value are reflected in the statement of income.

11.  Other Comprehensive Income

Realized gains and losses on securities held by our independently administered decommissioning fund are included in profit but unrealized gains and losses are excluded from profit until realized and are reported as a separate component of equity shareholders’ funds, being other comprehensive income.

12. Subsequent Events

The Restructuring became effective on January 14, 2005 following Court sanction of the Members’ and Creditors’ schemes of arrangement.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8.00am on January 17, 2005.

Following the Restructuring becoming effective British Energy plc was re-registered as British Energy Limited on January 14, 2005.

The implementation of the Restructuring is expected to follow the principles of acquisition accounting which will require the consideration and the assets and liabilities to be fair valued.  The fair value adjustments may have a significant impact on the results and financial position of New British Energy.  The valuation methodology under US GAAP requires New British Energy to use the circumstances prevailing at the time of the Restructuring.  Therefore, the magnitude of those adjustments has still to be fully determined.

13.  New US GAAP Pronouncements

In December 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151).  FAS 151 amends the guidance in ARB No. 43, Chapter 4, 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  FAS 151 requires that those items be recognized as current-period charges.  In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  FAS 151 is effective for British Energy for its year ended March 31, 2007.  British Energy is in the process of determining whether FAS 151 will have a material impact on its financial position or results of operations.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R).  FAS 123R requires that companies expense the value of employee stock options and other awards.  FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard.  FAS 123R is effective for British Energy from July 1, 2005.  It is expected that FAS 123R will impact British Energy post-Restructuring, although the financial impact has not yet been quantified.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153).  FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  FAS 153 is effective for British Energy for nonmonetary exchanges occurring after July 1, 2005.  It is not expected that FAS 153 will have a material impact on British Energy’s financial position or results of operations.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the three-month and nine-month periods ended December 31, 2004 and the notes thereto which are included in this report.  There have been no changes to our critical accounting policies since March 31, 2004.

We also prepare quarterly financial statements under UK GAAP.

OVERVIEW

This report contains our results prepared under US GAAP for the third quarter ended December 31, 2004, with comparatives for the quarter ended December 31, 2003.

In the following discussion the ‘three-month period’ or the ‘quarter’ refers to the three months ended December 31, 2004 unless otherwise stated.  The ‘nine-month period’ refers to the nine months ended December 31, 2004 unless otherwise stated.  The ‘prior three-month period’ or ‘prior quarter’ and the ‘prior nine-month period’ refer to the respective periods ended December 31, 2003, unless otherwise stated.  In this discussion references to ‘British Energy’ or the ‘Company’ are to British Energy Limited (formerly British Energy plc) or, in the context of events post the Restructuring Effective Date, New British Energy.  References to the ‘Group’ are to the Company and its subsidiaries.

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter.  As a result, we (and other generators) schedule a significant proportion of planned outages for the summer months.  This seasonality in both prices and output has a direct effect on financial performance and cash flows.

Key points on results

•      We have recorded an operating profit of £285m and a profit before tax of £267m in the three-month period compared to an operating loss of £5m and a loss before tax of £202m in the prior three-month period.
We have recorded an operating loss of £239m and a loss before tax of £294m in the nine-month period, compared to an operating loss of £254m and a loss before tax of £258m in the prior nine-month period.

•      Total output for the quarter was 15.8 TWh and for the nine-month period was 47.5 TWh.  Nuclear output performance in the three-month period was down 5% to 14.0 TWh, compared with 14.7 TWh in the equivalent period last year. Nuclear output was down by 11% to 42.7 TWh in the nine-month period, compared with 48.0 TWh of nuclear output in the equivalent period last year.

•      Realized prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) were £20.8/MWh for the three-month period, up from £17.6MWh in the prior quarter, and £18.8/MWh for the nine-month period, up from £16.4/MWh in the prior nine-month period.

•      Operating cash outflow was £99m for the nine-month period, net of the impact of deferred payments agreed with BNFL of £45m at December 31, 2004.

•      As at December 31, 2004 we had cash amounting to £402m, of which £308m was deposited as collateral in support of trading and operating activities.

•      A contingent asset of £411m has been accumulated but not recognized in the financial statements as at the period end arising from the revised BNFL arrangements.  A consequence of this is that the results for the quarter do not reflect the statement of income charge that would arise under the revised BNFL back-end contracts.  However, any cash flow benefits which have already been reflected as payments to BNFL assume the revised BNFL contracts are in effect. The charge to the statement of income for fuel under the revised BNFL contracts would be £2m lower in the quarter and £3m higher in the nine-month period over the charges that arise under the historic contracts compared with £6m lower for the prior quarter and £37m lower for the prior nine-month period primarily due to increased electricity market prices.  The net benefit under the revised BNFL back end arrangements to the Restructuring Effective Date will be recognized in the balance sheet of the restructured Group following the Restructuring Effective Date, together with other restructuring related adjustments.

As previously reported, the Company had already contracted to sell virtually all of its planned nuclear output for the current year during the previous financial year and has had to buy back power at higher prices to compensate for the loss of output at Hartlepool and Heysham 1 to meet its contracted position. Therefore it has not seen the full benefit of the recent rises in electricity prices. These factors have had a significant adverse impact on our profitability and cash flow.

Requisitioned EGM and Delisting

On September 3, 2004 two groups of shareholders, together holding 10.22% of British Energy’s Ordinary Shares, requisitioned an Extraordinary General Meeting (the Requisitioned EGM).  Those groups of shareholders were Polygon and Brandes and their respective associates.  British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM.  One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York.  If British Energy had been required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not have done so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would have been likely to be in breach of the Creditor Restructuring Agreement (in which the Company agreed the terms of the Restructuring with certain of the Group’s creditors).

On September 23, 2004 the Company applied to the UKLA to cancel the listings of its Ordinary Shares and A Shares, and the delisting took effect on October 21, 2004.  As a consequence of the Company’s application to the UKLA to cancel the listings, the NYSE suspended trading in the ADRs prior to the opening of trading on September 28, 2004.  At that time, the NYSE also instituted delisting proceedings.  The Company appealed the NYSE's decision.  However, on December 6, 2004, the NYSE affirmed the decision to delist the Company's ADRs.

On September 30, 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM.  Polygon stated that having considered British Energy’s recent circulars it believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and confirmed that they would vote against all the resolutions and not further oppose the Restructuring.  On that day, British Energy announced that it would be withdrawing an action against Polygon raised in New York and that the Bondholders had agreed terms to stop litigation commenced in England insofar as it related to Polygon.  Brandes subsequently announced on October 6, 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it could take appropriate steps to promote the legitimate interests of its clients.  The Requisitioned EGM took place on October 22, 2004 and the resolutions that had been proposed were defeated.  In December 2004 the claims in England brought by the Bondholders against each of Polygon, Brandes and British Energy were dismissed by consent orders which were sealed by the Court.

State Aid Approval

On September 22, 2004 the Company announced the decision of the Commission that as far as the Restructuring involves the grant of State aid by the Government, such aid was compatible with the Common Market established through the European Economic Community Treaty.  The Commission’s decision is subject to the following conditions:

•      the Company’s nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidize any other of the Company’s businesses.  This measure will last indefinitely;

•      there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•      a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

The Commission has requested enhanced reporting by the Government when payments for uncontracted decommissioning and incremental nuclear liabilities exceed £1,629m, the aim of which is to ensure that the State aid is only being used for authorized purposes.

Amongst other things, the State aid approval also provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into British Energy's AGRs prior to the Effective Date (as defined in the relevant underlying contract) (historic spent fuel) up to £2,185m (which is calculated in real terms as at March 2003 in December 2002 (money) values); (b) the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement between the Secretary of State, BEGUK, BEG, New British Energy and Holdings plc and entered into on the Restructuring Effective Date which are not, however, taken into account to calculate the £2,185m cap; and (c) any shortfall of the NLF as regards the payment of liabilities related to the Company's nuclear assets decommissioning and uncontracted liabilities.

The non-confidential version of the State aid approval which will be published in the Official Journal of the European Union may contain certain financial projections for the years ending March 31, 2005 to 2009 and certain other forward-looking statements and projections that were also supplied by the Government to the Commission.  These projections were prepared exclusively for the purpose of the Government's notification to the Commission of the proposed restructuring aid to British Energy, and were accompanied by appropriate qualifications and explanations from which it could readily be seen that they were not intended to constitute, and do not constitute, profit forecasts.  Accordingly, British Energy, its Directors and its advisers accept no responsibility for such projections (outside the context for which they were prepared) and no representation is given by any of the above that the results set out in the projections will be achieved.

Ratings for New Bonds

Discussions have concluded with Fitch Ratings, Moody’s Investor Services and Standard & Poor’s Rating Services, in relation to obtaining credit ratings for the £550m of New Bonds, issued upon the completion of the Restructuring.

The Ratings assigned post Restructuring are as follows:

Agency	Bond rating	Corporate rating
Fitch Ratings	BB-	BB-
Moody’s Investor Services	Ba3	Ba2
Standard & Poors Rating Services	BB	BB+

Approval of the Members’ Scheme and Creditors’ Scheme

On November 30, 2004 British Energy announced that it had posted the following documents:

•      a circular to its shareholders in relation to a members' scheme of arrangement under section 425 of the Companies Act 1985 (the ‘Members’ Scheme’) and a disposal of the business and assets of British Energy to Holdings plc (the ‘Disposal’);

•      a circular to certain of its creditors in relation to the scheme of arrangement under section 425 of the Companies Act 1985 between British Energy and those creditors (the ‘Creditors’ Scheme’); and

•      the Prospectus comprising: (i) listing particulars in relation to the issue of the New Shares and Warrants of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy pursuant to the Disposal; and (iii) listing particulars in relation to the issue of the New Bonds.

On December 15, 2004 British Energy announced that it had posted a document comprising supplementary listing particulars and a supplementary prospectus in respect of New British Energy and Holdings plc to British Energy shareholders, RBS and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the holders of those bonds being referred to collectively as the Bondholders in relation to the Restructuring which was required as a result of the announcement on December 10, 2004 of the results of the British Energy for the second quarter and first half ended September 30, 2004 and which was supplementary to, and to be read in conjunction with, the Prospectus).

Our indicative timetable for the Restructuring anticipated admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and admission to trading on the London Stock Exchange in mid-January 2005.  However, the indicative timetable was our best case expectation and we therefore agreed an extension to the  long stop date of January 31, 2005 to March 31, 2005 under the Creditor Restructuring Agreement and also agreed related amendments to other restructuring documents with the requisite majorities of creditors, bondholders, BNFL and the Secretary of State and a related extension of the long stop date under the agreement with the Government concerning the conditions under which they would support the Restructuring (Government Restructuring Agreement).

The circulars relating to the Members’ Scheme and the Creditors’ Scheme contained notices convening court meetings of holders of Ordinary Shares and A Shares (the Members’ Meetings) and an extraordinary general meeting of holders of Ordinary Shares (the Restructuring EGM) and a meeting of creditors  (the Creditors’ Meeting) for December 22, 2004.  The Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were held for the purposes of considering resolutions approving the Schemes.  All of the resolutions proposed at the Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were approved.

Restructuring Effective Date

The Restructuring became effective on January 14, 2005, following Court sanction of the Members’ Scheme and Creditors’ Scheme.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8:00am on January 17, 2005.  Accordingly, we did not require to utilize the extension to the long stop date.

AmerGen Disposal

We have been in dispute with Exelon over the sale price of AmerGen.  On February 11, 2005 a final adjustment to the sale price was agreed with an additional payment of $9.5m being payable.  Taking account of the gain on disposal recorded in the prior year the additional charge to the income statement is £3m for the three and nine months ended December 31, 2004.

BOARD AFFAIRS

Stephen Billingham’s appointment to the Board as Finance Director was confirmed on September 16, 2004.  Martin Gatto, formerly the Interim Finance Director, resigned from the Board on September 16, 2004 but remained with the Company as Chief Financial Officer until he left the Company on December 31, 2004 at the conclusion of his contract.

Roy Anderson was also appointed as a director on September 16, 2004 and, subject to approval by the Nuclear Installations Inspectorate (‘NII’), as Chief Nuclear Officer.  The approval by the NII of Roy Anderson’s appointment as Chief Nuclear Officer is expected to be forthcoming.

PERFORMANCE IMPROVEMENTS

The Performance Improvement Program (‘PIP’) commenced during the year ended March 31, 2004. An initial mobilization phase ended in July 2004, which included an asset condition survey to develop a detailed plan of action.  The current phase of PIP implementation is focussing on staff organization, prioritization of work activities, human performance initiatives and investing in people, and processes and the materiel condition of the plant. The final phases are targeted to complete, subject to necessary working capital headroom being available, by March 31, 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending March 31, 2008.

Because of the program’s wide ranging nature and the time and costs involved in implementing it, we do not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year, though we continue to see signs of improving management of work processes that are supporting a month on month reduction in the non-outage deficit backlogs.

Our trading development program to improve and extend existing skills and asset utilization remains on track for full implementation by April 2005.

DUNGENESS LIFE EXTENSION

We are progressing well with our assessment of the Dungeness life extension.  The assessment covers safety issues, a technical review of both the nuclear aspects and the conventional plant and the economic viability.  The assessment will be externally reviewed and a decision will be made later this year.

ENHANCEMENTS TO SECURITY ARRANGMENTS AT NUCLEAR POWER STATIONS

The Director of Civil Nuclear Security (DCNS) has directed that existing security arrangements at nuclear power stations be enhanced by the permanent presence of armed police officers. The deployment of armed police officers to selected sites will be determined following a consultative process involving DCNS, the Chief Constable of the United Kingdom Atomic Energy Authority Constabulary, the operators of the nuclear power stations and the trade unions. Permanent deployment of armed police officers to designated sites will take place between April 2005 and September 2006. The site licensees will meet the costs of this additional security.

CORPORATE RESTRUCTURING

Systems House in Alba Campus, Livingston, Scotland, our new corporate headquarters was opened in December 2004.

The sale of former corporate headquarters at Peel Park, East Kilbride, Scotland was concluded in January 2005 for £6.6m.

The engineering staff that are remaining in Scotland moved into Innovation House at Westway Business Park in Renfrew during January 2005.

PENSION VALUATION

The preliminary reports on the actuarial valuations for British Energy Generation Group and British Energy Combined Group as at March 31, 2004 state that on the ongoing actuarial basis used by the Electricity Supply Pension Scheme (‘ESPS’) actuary, the Generation Group had a funding deficiency of £375.8m as at March 31, 2004 and the Combined Group had a funding deficiency of £8.8m as at March 31, 2004.

Having taken actuarial advice (based on the valuation results as at March 31, 2004) as to the future employer contribution requirement for the Generation Group we currently anticipate that:

•      as from April 1, 2005 the rate of employers' regular contributions for future service benefits under the Generation Group will increase from 17.1% of pensionable salaries to 22.4% of pensionable salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 2.1% of pensionable salaries);

•      additional employer contributions will be paid towards the Generation Group funding deficiency (in monthly installments) totalling £19.0m for the twelve months commencing April 1, 2005, £19.5m for the twelve months commencing April 1, 2006 and £20.0m for the twelve months commencing April 1, 2007; and

•      those additional employer contributions to the Generation Group would then increase to a total of £50.3m for the twelve months commencing April 1, 2008 (also to be paid in monthly installments), and would then be paid at that rate increasing by 2.5% for each successive period of twelve months from April 1, 2009 until March 31, 2017.  However, in practice we anticipate that the employer contribution requirements as from April 1, 2008 for both of our ESPS Groups will be determined by reference to the results of the next regular ESPS actuarial valuations, as at March 31, 2007.

It is our intention to contribute towards the Generation Group funding deficiency at higher rates than those set out above if sufficient cash resources, in light of our other obligations and working capital requirements, permit.

We currently anticipate that as from April 1, 2005, the rate of employers' regular contributions for future service benefits under the Combined Group will increase from 15.3% of pensionable salaries to 19.7% of pensionable salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 3.3% of pensionable salaries). We will also be making additional employer contributions towards the Combined Group funding deficiency (having regard to appropriate actuarial advice).

RESULTS OF OPERATIONS

We have a total of eight nuclear power stations and one coal-fired power station in the United Kingdom.

Factors affecting results of operations

The results of operations are principally affected by changes in plant output (nuclear and fossil fuel) and electricity prices.  Each of these factors is discussed below.

Plant output

Nuclear output was 14.0 TWh (a 66% load factor) for the three-month period compared to 14.7 TWh (a 70% load factor) for the prior three-month period, and 42.7 TWh (a 68% load factor) for the nine-month period compared to 48.0 TWh (a 76% load factor) for the prior nine-month period.  The reduction on the prior quarter and prior nine-month period is primarily due to unplanned outages.

A feature of the nine-month period has been the volume of unplanned outages.  The most significant of these occurred at Hartlepool and Heysham 1.  A unit at Hartlepool remained shutdown following the completion of a statutory outage in July for work to demonstrate the integrity of certain boilers and other work required before start-up.  A unit at Heysham 1 was also shut down in late July for the same reasons.  During September and October, both Hartlepool units were out of service for repairs to cast iron pipework (see below).  Subsequent to this, both Hartlepool units remained out of service while modifications were made to the safety cases to address flooding and fire threats and also to address certain other technical issues.  The Heysham 1 unit mentioned above and the second Heysham 1 unit, which was on statutory outage, also remained out of service for the same reason.  All units were returned to full service late December 2004.  The overall lost output from these Hartlepool and Heysham 1 outages (excluding the repair to cast iron pipework) was approximately 5.5 TWh in the nine-month period.

There have been a number of other unplanned outages.  Those lasting for fourteen days or more in the nine-month period were:

  Repairs to cast iron pipework were carried out on both units at Hartlepool during September and October with a loss of output of 1.1 TWh.
  A rotor earth fault at Sizewell B in April which caused one unit to be shut down to carry out repairs.  The unit returned to service in June with a loss of output of 0.8 TWh.
  At Heysham 2, one unit was out of service from early July until mid August to carry out gas circulator inspections with a loss of 0.6 TWh.
  A reactor at Torness was shut down during May for the extension to a planned outage for boiler modifications with an overall loss of output of 0.5 TWh.
  One unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh.
  At Dungeness B, a unit was out of service from late June until early August to carry out repairs to the generator with a loss of output of 0.3 TWh.
  One unit at Hunterston B was shut down during August for repairs to a feed system vessel with a loss of output of 0.2 TWh.

Output from the coal-fired power station at Eggborough was 1.8 TWh during the three-month period compared to 2.6 TWh in the prior quarter, and 4.8 TWh during the nine-month period compared to 4.7 TWh in the prior nine-month period.  As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company’s contracted trading position and the extent to which it is operated as cover for unplanned outages at the nuclear power stations.

Work continues towards completing the Flue Gas Desulphurisation (‘FGD’) installation on Units 3 and 4 at Eggborough.  A problem related to droplet formation in the emissions from the FGD process emerged during commissioning.  The commissioning is now expected to complete in summer 2005.  Investigations have been completed to establish the cause and remedial works are in progress.  We currently believe that the issues can be resolved without having a material adverse effect on the financial or trading position.  Once operational, the equipment is designed to reduce emissions of sulphur dioxide to the atmosphere from the units that have been fitted with FGD by approximately 90%.  We have advised the Environment Agency (the ‘EA’) of our intention to “conditionally” opt out Units 1 and 2 under the Large Combustion Plant Directive (the ‘LCPD’), limiting each unit to 20,000 operational hours between January 1, 2008 and no later than December 31, 2015.  The EA confirmed that the conditional opt out had been granted on June 30, 2004.

Electricity prices

Forward prices for baseload electricity in the wholesale market have shown considerable volatility during the quarter, on the back of worries over the adequacy of gas supply for winter 2004/05.  The market price for baseload for 2005/06 delivery peaked at over £35/MWh in early October, but fell back to about £30/MWh by the end of the quarter as gas supply concerns abated.

At the end of December 2004, virtually all of the planned output for 2004/05 was hedged at an average price of £21.3/MWh and approximately half of planned output for 2005/06 was covered by fixed price contracts at an average price of £25.2/MWh.

At the end of the quarter, fixed price contracts were in place covering virtually all of the planned output for the year ending March 31, 2005.  The average price for these fixed price contracts is £21.3/MWh.

The Group’s trading strategy utilizes different routes to market with a view to reducing overall exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required.  The Group aims to build a portfolio of wholesale trades and direct supply contracts (generally at fixed prices) to approximately match the planned generation output and to further mitigate the exposure to the wholesale market and, in particular, the risk of wholesale electricity market prices falling.  This approach does however reduce, in the medium term, the benefit British Energy could receive from rising wholesale electricity market prices.

Realized prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) were £20.8/MWh for the three-month period, up from £17.6/MWh in the prior three-month period, and £18.8/MWh for the nine-month period, up from £16.4/MWh in the prior nine-month period.  The higher realized prices reflect the underlying increase in wholesale market prices,  partly offset by the impact of earlier fixed price contracts entered into at prices below the current market and the cost of buying back power at prices in excess of earlier fixed price contracts.

The transition to British Electricity Trading and Transmission Arrangments (‘BETTA’) is scheduled for April 1, 2005.  Our preparations for operating and trading of our Scottish generation under BETTA are well advanced.

Operating Costs

Operating costs after exceptional items were £432m for the three-month period and £1,269m for the nine-month period that compares with £357m for the prior quarter and £1,067m for the prior period.  These are discussed more fully later in this report in the ‘Results of Operations’ section.

The financial results of both the three-month period and nine-month period were affected by a number of exceptional items.  The table below summarises the impact of exceptional items (before tax).

	3 months ended 31 December 2004 £m	9 months ended 31 December 2004 £m	3 months ended 31 December 2003 £m	9 months ended 31 December 2003 £m
Restructuring costs	11	30	3	40
Severance costs	1	10	-	-
Depreciation - corporate headquarters	-	3	-	-
UK decommissioning fund write-up	-	-	-	(13)
Exceptional items included within operating costs	12	43	3	27
Revalorisation credits	(19)	(18)	(29)	(69)
Interest rate swaps provision credit	-	-	(2)	(5)
Exceptional items included within financing costs	(19)	(18)	(31)	(74)
	(7)	25	(28)	(47)
Exceptional loss/(gain) on sale of joint venture and businesses	3	(1)	(37)	(37)
Total net exceptional (credits)/charges	(4)	24	(65)	(84)

Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

Group Performance

There was an operating profit of £285m and a profit on ordinary activities before taxation of £267m for the three-month period.  The equivalent results for the prior period quarter were an operating loss of £5m and a loss on ordinary activities before taxation of £202m.

Looking at the year to date, there was an operating loss of £239m and a loss on ordinary activities before taxation of £294m for the nine-month period.  The equivalent results for the prior nine-month period were an operating loss of £254m and a loss on ordinary activities before taxation of £258m.

Revenue

Revenue was £412m for the three-month period compared to £369m for the prior three-month period, and was £1,135m for the nine-month period compared to £1,046m for the prior nine-month period.  Revenue is analyzed as follows:

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
	£m	£m	£m	£m
Direct supply sales net of energy supply costs	185	152	476	389
Wholesale generation sales	144	152	417	475
	329	304	893	864
Energy supply costs	80	57	222	160
Miscellaneous income	3	8	20	22
	412	369	1,135	1,046

The increase in revenue in the three-month period of £43m is due to an increase of £52m as a result of increased electricity prices and an increase of £23m due to increased energy supply costs being recharged to customers, offset by a £27m decrease in revenue following reduced output in the nine-month period, and a £5m reduction in miscellaneous income.

The increase in revenue in the nine-month period of £89m is due to an increase of £114m as a result of increased electricity prices and an increase of £62m due to increased energy supply costs being recharged to customers, offset by an £85m decrease in revenue following reduced output in the nine-month period, and a £2m reduction in miscellaneous income.

Direct supply sales

The direct supply business has continued to make good progress during the three and nine-month periods in its core market of industrial and commercial customers.

The increase in direct supply sales from the prior quarter and the prior nine-month period is attributable to the combination of higher volumes and higher prices.

Wholesale generation sales

The level of wholesale generation sales for the three and nine-month periods reflects partly the changing mix of sales being contracted by us and also the reduced output levels for the three and nine-month periods.

Operating expenses

Total operating expenses were £127m for the three-month period, down from £374m in the prior three-month period, and £1,374m for the nine-month period, up from £1,300m in the prior nine-month period.  These are further analyzed as follows:

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
	£m	£m	£m	£m
Fuel	161	150	474	366
(Gain)/Loss from movements in derivative contracts	(336)	(25)	6	128
Staff costs	75	71	229	207
Operating and maintenance expense	123	97	366	364
Depreciation and amortization	24	24	77	75
	47	317	1,152	1,140
Energy supply costs	80	57	222	160
	127	374	1,374	1,300

Fuel cost

Total fuel costs amounted to £161m for the three-month period compared to £150m for the prior three month period.   Nuclear fuel costs were £59m and coal costs were £31m during the current quarter compared to £63m and £31m respectively in the prior quarter.  The reduction in nuclear fuel costs in the quarter was primarily due to reduced output.  Accretion of nuclear liabilities increased during the period, with the charge in the three-month period amounting to £71m, up from £56m in the prior quarter.

Total fuel costs were £474m for the nine-month period compared with £366m for the prior nine-month period.  Nuclear fuel costs and coal costs were £184m and £83m respectively for the nine-month period, compared with £159m and £60m respectively for the prior nine-month period.    The increase in nuclear fuel costs relate to inflation and higher electricity prices, which impact on the cost of nuclear fuel.  The increase in coal costs relates to increased coal prices and higher volumes consumed. Accretion of nuclear liabilities increased during the period, with the charge in the nine-month period amounting to £207m, up from £147m in the prior nine-month period.

(Gain)/Loss from movements in derivative contracts

Due to our trading strategy of selling forward a high proportion of output, we have a number of contracts for delivery in the future with prices that are different to current market prices, which require to be marked to market at each reporting date.  A profit of £336m has been recorded in the three-month period, largely as a result of favorable movements in the fair values of coal and electricity contracts.  In the prior three-month period, a profit of £25m was recognized.

Looking at the year to date, the overall charge for the current nine-month period amounts to £6m, compared with a charge of £128m for the prior nine-month period, primarily as a result of the prevailing market prices on our coal and electricity contracts.

Staff costs

Staff costs were £75m for the current three-month period, including a charge of £1m for severance in relation to the Group’s restructuring, compared with £71m in the prior three-month period.  The increase of £4m relates to a combination of salary inflation, increased headcount and increased overtime payments.

Staff costs for the  nine-month period of £229m include a charge of £10m for severance in relation to the Group’s restructuring.  Staff costs for the prior nine-month period were £207m, with no material severance costs included. The increase of £12m, excluding the effect of severance costs, relates to a combination of salary inflation, increased headcount and increased overtime payments incurred as part of the unplanned Hartlepool and Heysham 1 outages.

Operating and maintenance expense

Operating and maintenance expenses comprise the operating expenses of our power stations and support functions, excluding those costs which are discussed separately in this section.  Operating and maintenance expenses during the three-month period were £123m, including £11m of costs incurred relating to the Restructuring and £4m of expenditure on research and development, compared to £97m in the prior quarter, which included £3m of costs incurred relating to the Restructuring and £4m of expenditure on research and development.  The increase in costs was incurred in addressing the various issues that emerged at the nuclear power stations.

Operating and maintenance expenses for the nine-month period were £366m, including Restructuring related costs of £30m and research and development expenditure of £11m, compared to £364m in the prior nine-month period, which included £40m of costs incurred relating to the Restructuring and £10m of expenditure on research and development.  The increase in costs is due to costs incurred to address the various issues that emerged at the nuclear power stations, expenditure on PIP and a rates rebate in the prior nine-month period not repeated.

Depreciation and amortization

Depreciation and amortization charges were £24m for both the current and prior three-month periods, and were £77m and £75m for the current and prior nine-month periods respectively.  Included within the current nine-month charge is a charge of £3m to align the carrying value of our corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Energy supply costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through revenue. Energy supply costs also include costs related to meeting the cost of compliance with the Renewables Obligation which are also fully recovered through revenue.  We are required to comply with the Renewables Obligation as part of the regulations governing climate change.  Total energy supply costs were £80m and £57m for the three-month period and the prior three-month period respectively, and were £222m and £160m for the nine-month period and prior nine-month period respectively.  The increase for both periods reflects the inclusion of Renewable Obligation Certificates (‘ROC’s) compliance costs and growth in the Direct Supply Business.

Financing charges

The net interest expense of £18m for the quarter comprises interest payable of £21m offset by interest receivable of £3m, compared with a net charge of £27m for the prior quarter, comprising interest payable of £29m offset against interest receivable of £2m.

The net interest expense of £55m for the nine-month period comprises interest payable of £64m offset by interest receivable of £9m, compared with a net interest expense for the prior nine-month period of £51m comprising interest payable of £57m offset against interest receivable of £6m.  The increase in interest payable is due in part to higher rates on interest being payable on borrowings, and there were also additional amounts payable to BNFL that were not incurred in the prior nine-month period.  Included within interest expense for the nine-month period is a benefit of £2m arising from a movement in the fair value of our interest rate swaps.

Taxation

There was a deferred tax charge of £76m and a benefit of £70m for the three month period and the prior three month period respectively, and tax benefits of £76m and £2,198m for the nine-month period and prior nine-month period respectively.

A deferred tax liability of £116m has been recognized at December 31, 2004.

Loss on Ordinary Activities

As a result of the factors discussed above, there was a profit after taxation for the current three-month period of £191m compared with a loss after taxation for the three-month period ending December 31, 2003 of £132m.  There was a loss after taxation of £218m for the current nine-month period and a profit after taxation, before the cumulative effect of change in accounting principle, of £1,940m for the nine-month period ending December 31, 2003.

Deficit per Share

There was an earnings per share of 32p and a loss of 36p per share for the current three and nine-month periods respectively, compared with a loss per share of 22p and earnings per share of £12.42 for the prior three-month and nine-month periods respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

A reconciliation of profit after tax and cumulative adjustments to EBITDA is shown in the following table.  The EBITDA calculations are shown for the total results and excluding joint venture and business disposals.  The EBITDA excluding joint venture and business disposals calculation is further reconciled to operating cash flow and then to the decrease in total cash and cash equivalents.

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
	£m	£m	£m	£m
Income/(loss) after tax and cumulative adjustments	191	(132)	(218)	7,479
Net interest expense	18	27	55	51
Income tax charge/(benefit)	76	(70)	(76)	(2,198)
Depreciation and amortization	24	24	77	75
Cumulative effect of change in accounting principle (net of tax)	-	-	-	(5,539)
EBITDA	309	(151)	(162)	(132)
Net loss/(gains) on sales of equity investments and other assets	3	135	(1)	126
(Loss)/income from joint venture	-	13	-	(204)
EBITDA excluding joint venture and business disposals	312	(3)	(163)	(210)
Accretion of nuclear liabilities	82	65	242	177
Pension expense	10	12	30	36
Employee severance provision	(1)	-	7	-
(Profit)/loss from movements in derivative contracts	(344)	(25)	(2)	128
Liabilities discharged	(36)	(19)	(94)	(55)
Working capital movements	(63)	(95)	(119)	(68)
Operating cash (outflow)/inflow from operating activities	(40)	(65)	(99)	8
Proceeds on sale of investments	-	154	4	163
Amounts placed on restricted use term deposits	42	(23)	(16)	(129)
Purchase of investment securities	(10)	(6)	(15)	(15)
Capital expenditure	(29)	(13)	(61)	(60)
Movement in book overdraft	-	-	-	(7)
(Decrease)/increase in total cash and cash equivalents	(37)	47	(187)	(40)

Operating activities

EBITDA for the three-month period was £309m, resulting in an EBITDA loss for the nine-month period of £162m. The profit after tax of £191m in the three-month period, arising mainly out of favorable movements in the mark to market valuation of derivatives, when adjusted for depreciation and amortization, income taxes and interest, produces a result of £309m.  The EBITDA loss for the nine-month period is partially attributable to the net loss after tax of £218m, arising due to lower output from unplanned outages, which, when adjusted for depreciation and amortization, income taxes and interest, produces a result of £162m.

The operating cash outflow for the three-month period was £40m and for the nine months was £99m.  In arriving at the three-month figure, the profit from derivatives was deducted due to it being a non-cash movement.  The same swing in results is not seen in the nine-month period because the gain on derivatives in the quarter offsets a loss in the six month period ending September 30, 2004, with the net loss on derivatives being £6m overall for the nine-month period.

Operating cash inflow for the prior nine-month period was £8m, £107m more than the outflow in the current nine-month period.  Factors which have impacted the movement in operating cash outflow/inflow include the accretion of back-end fuel liabilities, which increased from £147m in the prior nine-month period to £207m in the nine-month period, and working capital movements, which were £119m in the nine-month period but were £68m in the prior nine-month period.

When adjusted for the receipts from the sale of investments, increases in restricted cash, purchase of investment securities, capital expenditure, movements in the book overdraft and the utilization of the swap provision, there was a decrease in total cash and cash equivalents of £37m in the three-month period compared to an increase of £47m in the prior three-month period, and £187m in the nine-month period compared to a decrease of £40m in the prior nine-month period.

Investing activities

During the three and nine-month periods, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totaled £50m and £114m respectively, of which £29m and £61m respectively has been capitalized as fixed assets. The main projects in the period included work on the FGD installation at Eggborough with expenditure of £4m in the nine-month period and replacement of cast iron pipework at certain AGR stations with expenditure of £18m in the nine-month period.  Based on our current expectations of future electricity prices and output, and therefore financial resources, we believe that investment in plant projects, major repairs and strategic spares, including costs associated with PIP, across the whole Group, will be in the range of £150m to £170m for the year ending March 31, 2005, compared with £128m for the year ended March 31, 2004.  We would expect to capitalize a proportion of this expenditure.

Restricted cash decreased in the quarter by £42m to £313m due to a reduced collateral requirement as a result of movements in electricity prices and trading and operating activity.

Capital Resources

At December 31, 2004, total debt of £887m comprised:

  a project finance loan of £475m secured on the assets of EPL, a subsidiary company that operates the Eggborough coal-fired power station. These liabilities were subsequently compromised as part of the Restructuring;
  an aggregate principal amount of £408m sterling denominated bonds due between 2003 and 2016.  The bonds bore interest at a rate of between 5.9% and 6.2%.  An aggregate principal amount of £110m matured in March 2003 but payment has been stoodstill as part of the arrangements of the Restructuring of the Group. These liabilities were subsequently compromised as part of the Restructuring;
  loans totalling £4m were entered into on November 9, 2004.  The loans represent the agreed termination values of the British Energy derivative positions previously included in provisions; and
  BEG entered into the Receivables Facility, a full-recourse three-year trade receivables financing facility agreement on August 25,  2004.  Under the Receivables Facility a maximum aggregate principal amount of £60m is available over the three-year term of the facility.  The amount of funding available on any Receivables Facility utilization is dependent upon the amount of eligible receivables then available.  Following the Restructuring, a facility charge of 2% above LIBOR is payable on any drawn amount.  No amounts were drawn down at December 31, 2004.

Subsequent to the issue of the New Bonds, the other principal companies within the Group guaranteeing the New Bonds have entered into a guarantee for all obligations under the Receivables Facility Agreement.

There were no drawings under the Government Facility at any point during the nine-month period ended December 31, 2004.  Since September 22, 2004 no further drawings could be made under the Government Facility. The Government facility automatically terminated on Restructuring.

Liquidity

We had cash and cash equivalents and restricted cash of £402m at December 31, 2004 of which £308m was deposited as collateral in support of trading and operating activities.

Our main source of liquidity is our operating businesses.  Cash generation by the operating businesses is dependent upon the reliability of our power stations in producing electricity, the realized selling price for electricity, operational risk and capital investment expenditure and maintenance requirements. Our liquidity is also affected by our collateral requirements relating to trading and operating activities and the terms of payment to our suppliers.

We lost our investment grade rating in September 2002.  The loss of investment grade rating has meant that we now have to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to us.

Our strategy for securing part of our income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile.  The extent to which we are able to trade forward is therefore limited by the amount of collateral available.

Following the receipt by the Secretary of State of notification from the Commission that so far as the Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, the Government Facility ceased to be available for further utilization from September 22, 2004 and terminated on Restructuring.

Following completion of the Restructuring and having regard to the facilities available to us, the Boards of New British Energy and Holdings plc stated in the Prospectus that they are of the opinion that there is sufficient working capital to meet the our present requirements.

Contingent Assets and Liabilities

Contingent Assets

On March 31, 2003 and May 16, 2003, we announced that we had exchanged contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The amendments to existing front-end contracts contained in the March 2003 Deeds of Amendment to the Existing AGR fuel supply agreements became effective on April 1, 2003 but could have been terminated if the Restructuring had not been completed. The revised back-end contracts were conditional on completion of the Restructuring but payments have been made as if the revised back-end contracts had become effective on April 1, 2003.

The financial statements for the three and nine-month periods have been prepared upon the basis of the historic BNFL contracts in respect of back-end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts.  This is the only element of the Restructuring that has a retrospective accounting impact.

The consequence of this is that the results for the quarter and nine-month period do not reflect the statement of income charge that would arise under the revised BNFL back-end contracts, which amounted to a decrease in the charge of £2m for the quarter and an increase in the charge of £3m for the nine-month period over the charges that arise under the historic contracts. The effect of the revised arrangements will be recognized as the Restructuring has been completed, together with other Restructuring adjustments. The fuel cost for the quarter under the revised contracts has been calculated using an average electricity price for the nine-month period, as defined in the revised BNFL back-end arrangements, of £24.5/MWh.

As noted above and as part of the standstill arrangements, we have made payments during the period to BNFL as if the revised BNFL back-end contracts had been in place throughout that time. The difference in the cash payments that include the statement of income savings under the revised contracts, means that included within current liabilities are amounts which would otherwise be due to BNFL but which will never be paid by us, since the Restructuring has been completed. These amounts totaled £411m at December 31, 2004, an increase of £105m from £306m at March 31, 2004, reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back-end BNFL contracts.

Amounts in current liabilities which were due to BNFL at December 31, 2004 but which will not now be paid by us since  the Restructuring has been completed:

	Nine months ended December 31, 2004
		£m
Opening balance		306
Amounts payable to BNFL under the historic back-end contracts for the period	189
Less: amounts paid/payable for the period under the revised BNFL back-end contracts, analyzed as follows:
Amounts settled	(83)
Amounts included in accruals at period end	(24)
Cash flow benefit arising within the period		82
Finance charges accrued on amounts stoodstill		23
		105
Closing balance at December 31, 2004		411

The net benefit under the revised BNFL back-end arrangements to the date of the Restructuring will be recognized in the balance sheet of the restructured Group upon implementation of the Restructuring together with other restructuring related adjustments.  The ultimate benefit recognized will depend on a number of factors including the date of the Restructuring, the market price of electricity between April 1, 2003 and the date of the Restructuring as defined in the contract and the amount of fuel used.

On February 14, 2003 we announced that we had completed the disposal of our 82.4% interest in Bruce Power in Canada to a consortium of three parties.  In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to us contingent upon the restart of two of the Bruce A units under a trust agreement, the Trust Agreement, entered into on the same date.  Had the first unit restarted by June 15, 2003, C$50m would have been released to us and an additional C$50m would have been released to us had the second unit restarted by August 1, 2003.  An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Trust Agreement provides that that where a delay to the program has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted accordingly. We received C$20m on March 22, 2004 in respect of the restart of Unit 4 and C$10m on May 25, 2004 in respect of the restart of Unit 3.  C$20m is held in trust by an escrow agent pending resolution of the dispute.  On November 12, 2004 we served notice on the escrow agent and Ontario Provincial Government demanding payment of C$40m.  A notice of objection was received on November 29, 2004.  On December 17, 2004, we commenced formal arbitration proceedings.  The arbitration process is expected to take some considerable time to reach a determination.  We have not recognized any additional amounts on our balance sheet at December 31, 2004 because of uncertainties regarding their realization.

Contingent Liabilities

On February 12, 2004 we received a notice of warranty claims from the consortium which purchased our 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power station during the period of our part ownership and is currently being considered by the Canadian tax authorities.  The treatment proposed by us could result in a rebate of a material amount of tax to us that has never been recognized in the financial statements.  The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions.  We have rejected the tax claim. We are confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on us.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m.  The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses.  We have rejected the claim and expect to defend it if it is pursued further.  In accordance with accounting standards, no provision has been made in the financial statements at December 31, 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

Post Balance Sheet Events

The Restructuring became effective on January 14, 2005 following Court sanction of the Members’ Scheme and Creditors’ Scheme.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8.00am on January 17, 2005.

Following the Restructuring becoming effective British Energy plc was re-registered as British Energy Limited on January 14, 2005.

Dividend Policy

The Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible, but not until the operational requirements of the business permit. In addition, under the terms of the Restructuring, there are certain restrictions on or factors affecting the Board’s ability to pay dividends, including:

•      a cash reserve is required to be funded out of our net cash flow in order to support our collateral and liquidity requirements following the Restructuring.  The initial target amount for the cash reserve is £490m plus the amount by which cash employed as collateral exceeds £200m (the ‘Target Amount’).  Prior to paying any dividend, our cash must equal or exceed the Target Amount and certain amounts specified in the contribution agreement between, among others, the Secretary of State for Trade and Industry and the Company, dated January 14, 2005 (the ‘Contribution Agreement’);

•      the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, we must make the NLF Cash Sweep Payment. Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the ‘Payment Percentage’).  The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders. In addition, we may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Restructuring would exceed the aggregate of our annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•      the terms of the New Bonds contain certain covenants, including a restriction that allows us to pay a dividend only if no event of default has occurred; and

•      British Energy Limited and British Energy Group plc are incorporated in the UK and must comply with all UK legislation affecting companies incorporated in the UK.  One such requirement under UK legislation is that in order to declare dividends we must have distributable reserves as defined by the UK Companies Act 1985.

As a result of these restrictions and after making a prudent allowance for collateral requirements, the Directors consider that the earliest period for which a dividend may be declared is the financial year ending March 31, 2007.

Subject to these restrictions, the Board intends to distribute to shareholders as much of our available cash flow as prudently possible.  Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which we might otherwise be permitted to pay a dividend, the Directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to our pension schemes, allocate cash to the Forecast Expenditure Reserve (as defined and in accordance with the Contribution Agreement) (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings)) or retain Cash Reserves in excess of the Target Amount.

Movements in our operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in our output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid may vary in size and frequency.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by us at December 31, 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets.  We use derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (the ‘NEA’).  There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (the ‘UK Decommissioning Fund’) and the Group’s pension schemes.  Policies have been instituted for managing each of these risks, which have been approved by the Board.  Each of these risks is discussed in more detail below with the exception of liquidity and funding risk which is more fully discussed in the ‘Future Liquidity’ section above.

The Power and Energy Trading Division manages electricity trading risks.  The Power and Energy Trading Division operates within policies and procedures that are approved by the Board and monitored by the Trading Review Committee and by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (‘Group Treasury’).  Group Treasury operates within policies and procedures approved by the Board.  Group Treasury uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions.  Both Group Treasury and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of £356m as at December 31, 2004; March 31, 2004: £377m) were originally established to convert the variable rate financing used to purchase the Eggborough power station to fixed rate over an agreed profile.  These swaps were compromised and terminated on the Restructuring Effective Date as part of the Restructuring.

At December 31, 2004 the total of investments in cash and cash equivalents and restricted cash amounted to £402m, and mainly had maturity dates due within one year.  Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds.  At December 31, 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.7%.  Term deposits, money market funds and bank balances at December 31, 2004 include £308m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 4.0%.  Availability of this cash is, therefore, restricted over the periods of the collateralized positions.

As the deposit terms are short-term, the carrying value of our investment in cash and cash equivalents at December 31, 2004 approximates to the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency transactions in relation to the finalization of the sales of Bruce Power and AmerGen.  When these cash flows become more certain in the future we will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At December 31, 2004 there were no foreign exchange contracts in place.

Electricity Trading Risk Management

Our trading activities relate principally to supporting our power generation business and our direct supply business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of our trading activities is to increase the return on our assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavorable prices. We generally sell all planned nuclear output forward to minimize our exposure to unfavorable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible coal-fired generating capability.  It also fulfils several roles to further enhance profitability.  Firstly, it provides a means for compensating for unplanned lost output from the nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers; thirdly it is able to adjust output rapidly in response to changing requirements; fourthly we can co-fire biomass products which qualify for ROCs.

We trade in the short term wholesale markets and on the power exchange to buy and sell power to balance the overall portfolio. During periods of unplanned loss from nuclear plant this will result in buying in these markets and also potentially increased generation from Eggborough.

British Energy’s policy is to manage credit exposure to trading and financial counterparties within clearly defined limits.  The Trading Review Committee reviews hedging and risk management strategy for trading and oversees the activities of a sub-committee which manages and maintains the overall trading risk control framework, including policies, procedures, delegated authorities, and specific criteria for the management of counterparty credit exposures.

Output from the two nuclear stations in Scotland will continue to be sold under the terms of the NEA to Scottish Power and Scottish and Southern Energy until April 1, 2006, or the introduction of BETTA (currently scheduled for April 1, 2005), whichever is earlier.

Equity Risk Management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of our UK nuclear power stations.  Prior to the completion of the Restructuring, cash contributions were made on a quarterly basis to a payment profile set out in a contract between us and the UK Decommissioning Fund and were invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with our investment policy.  Income from dividends and other returns on the underlying investments were retained by the UK Decommissioning Fund and then re-invested.

The balance held by the UK Decommissioning Fund was recorded in the balance sheet at £498m at December 31, 2004, which approximates to its market value.  The UK Decommissioning Fund comprised debt and equity securities, and property with market values of £448m and £50m respectively at December 31, 2004 and £396m and £44m respectively at March 31, 2004.

Following completion of the Restructuring, our liabilities in respect of the decommissioning of our stations are now governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF.  As a consequence, our level of obligation for decommissioning liabilities will be pre-determined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

We reported a deficit of £145m on our Group pension schemes in our financial statements at March 31, 2004.  The level of employer contributions to the Group pension schemes will be formally confirmed following the triennial actuarial valuation that is being carried out with an effective date of March 31, 2004 and which is expected to be finalized later this financial year. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.  For more details on our pension schemes refer to Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 4.  Controls and Procedures

Our management, including the Chief Executive Officer and Finance Director, have evaluated the effectiveness of our disclosure of controls and procedures (as defined in Exchange Act Rule 13(a) – 15(e)) and concluded that, as of the end of the period covered by this report, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion.  The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare this report.  Our disclosure of controls and procedures are effective in ensuring that information required to be disclosed in our reports under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and Finance Director, as appropriate to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings

For additional information concerning litigation and other contingencies, see note 10 to the Consolidated Financial Statements in this Report and Item 4 ‘Information on the Company’, note 32 ‘Contingent Assets’ and note 33 ‘Contingent Liabilities’ of Item 18 “Financial Statements” to our March 31, 2004 20-F dated September 30, 2004.

Item 2.  Defaults Upon Senior Securities

As part of the Restructuring described in “Management’s Analysis of Operations and Financial Condition” we entered into binding standstill agreements with the Significant Creditors and Bondholders.  As part of the standstill agreements agreed as part of the Restructuring, no repayments of the principal amount outstanding were made, however interest continued to be paid on the affected debt securities throughout the three-month period or the nine-month period.  The following table lists the affected series of debt securities:

Debts Series	Principal Amount Outstanding
Long term project finance loan at sterling LIBOR plus 1.3%	£475m
Fixed rate bond due 2003 at 5.949%	£110m
Fixed rate bond due 2006 at 6.077%	£163m
Fixed rate bond due 2016 at 6.202%	£135m

The maturities assumed no debt had been accelerated and reflected the standstill arrangements agreed as part of the Restructuring.

The long-term project finance loan was secured on the assets of EPL.  Amounts owed by EPL to the lenders were not guaranteed by the Company but we guaranteed the payment of amounts by BEPET to EPL.  The contractual amounts payable by BEPET were calculated so as to cover EPL’s borrowing requirements and operating costs.  The final installment of loan principal was scheduled to be repaid in 2011.

As part of the Restructuring, the existing claims of, amongst others, the Bondholders and the Eggborough Banks were compromised in exchange for New Bonds and New Shares.  For further information, see Note 1, Basis of Preparation, to the Consolidated Financial Statements.

Item 3.  Other Information

UK GAAP to US GAAP differences

We report our results under both UK GAAP and US GAAP.  These results can vary significantly from each other due to differing accounting treatments between UK GAAP and US GAAP.  A detailed description of the differences between UK GAAP and US GAAP as they relate to us are set out in note 36 of the Form 20-F for the year ended March 31, 2004 filed on September 30, 2004 which is also available on our website.   A summary of the more significant differences is included below.

Asset Retirement Obligations

Under US GAAP we record our asset retirement obligations related to decommissioning costs and back-end fuel costs at fair value, determined by discounting the expected future cash flows at the credit adjusted risk free rate.  As a result, we have a lower asset retirement obligation under US GAAP due to using a higher discount rate under US GAAP than UK GAAP.

Pension Costs

Under US GAAP we record our employee pension costs in accordance with SFAS 87 – ‘Employers’ Accounting for Pensions’.  SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed.  SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from the transition.

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 – ‘Accounting for Pension Costs’, which aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the statement of income over the expected average remaining service lives of current employees in the schemes.

Fixed Asset Impairment

There have been impairment charges and reversals under UK GAAP in previous periods.  There have also been differing impairment charges under US GAAP from those recorded under UK GAAP (US GAAP does not permit the reversal of previous impairment charges).  Fixed asset additions have also differed due to these impairment reviews and differing capitalization requirements between UK GAAP and US GAAP.  As a result, our fixed asset carrying values are different under UK GAAP and US GAAP.

Derivative instruments

Energy trading financial derivatives and open positions on physical energy trading contracts are recognized as either assets or liabilities and are marked to market each reporting period using externally derived market prices under UK GAAP.  Subsequent movements in their fair value are reflected in the profit and loss account.  Interest rate swaps and forward rate agreements are not marked to market each reporting period. Rather profits and losses on such derivatives are reported in the profit and loss account in the period in which the underlying hedging transactions are completed. When an anticipated transaction is no longer likely to occur, any deferred gain or loss that has arisen on the related derivative is recognized in the profit and loss account together with any gain or loss on the terminated item.  SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended by SFAS 137 – ‘Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB statement No. 133’, SFAS 138 – ‘Accounting for certain Derivative Instruments and certain Hedging Activities’ and SFAS 149 – ‘Accounting for Derivative and Hedging activities’ (hereinafter referred to collectively as ‘SFAS 133’) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

US GAAP requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value each reporting period. US GAAP prescribes specific requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

As a result, our accounting for derivatives under UK GAAP and US GAAP is not the same.

Comparison of results under UK GAAP and US GAAP

Under US GAAP the profit after tax for the three months ended December 31, 2004 was £191m compared with a loss of £87m under UK GAAP.  Differences primarily result from the differing accounting treatment of nuclear liabilities (including decommissioning costs and uncontracted back-end fuel costs), previous fixed asset impairment reviews, derivative instruments and the deferred tax implications of these adjustments.

The deficit on equity shareholders’ funds under US GAAP at December 31, 2004 was £1,749m compared with the deficit on equity shareholders’ funds under UK GAAP of £3,608m.  Differences primarily result from the differing accounting treatment of nuclear liabilities (including decommissioning costs and uncontracted back-end fuel costs), pension costs, fixed asset impairment and derivative instruments and the deferred tax implications of these adjustments.

Impact of International Financial Reporting Standards on our results

International Financial Reporting Standards (‘IFRS’) will become applicable to British Energy for the year commencing April 1, 2005, consequently the first financial report we will publish under IFRS will be for the quarter ending June 30, 2005. The introduction of IFRS represents the most significant change in accounting standards applicable in the United Kingdom for a considerable period of time. The standards themselves are still being finalized and it is not yet possible to determine what impact IFRS will have on our results and consequently the differences between IFRS and US GAAP as they impact British Energy.

These changes from UK GAAP to IFRS will include changes to our accounting treatment of financial instruments whereby, upon implementation of IAS39, certain financial instruments are expected to be required to be measured on a fair value basis; recognition of pension scheme net asset values in the balance sheet; and treatment of share-based compensation.

New US GAAP Pronouncements

In December 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151).  FAS 151 amends the guidance in ARB No. 43, Chapter 4, 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  FAS 151 requires that those items be recognized as current-period charges.  In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  FAS 151 is effective for British Energy for its year ended March 31, 2007.  British Energy is in the process of determining whether FAS 151 will have a material impact on its financial position or results of operations.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R).  FAS 123R requires that companies expense the value of employee stock options and other awards.  FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard.  FAS 123R is effective for British Energy from July 1, 2005.  It is expected that FAS 123R will impact British Energy post-Restructuring, although the financial impact has not yet been quantified.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153).  FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  FAS 153 is effective for British Energy for nonmonetary exchanges occurring after July 1, 2005.  It is not expected that FAS 153 will have a material impact on British Energy’s financial position or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         BRITISH ENERGY LIMITED

Date:      February 13, 2005

By:        /S/  Mike Alexander

              Chief Executive Officer

Date:      February 13, 2005

By:        /S/  Stephen Billingham

              Finance Director

CERTIFICATION

I, Mike Alexander, Chief Executive Officer of British Energy Limited (formerly British Energy plc) (‘registrant’), certify that:

1.     I have reviewed this quarterly report for the period ended December 31, 2004 of registrant;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about t he effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:      February 13, 2005                                           Name:   /S/  Mike Alexander

Title:      Chief Executive Officer

CERTIFICATION

I, Stephen Billingham, Finance Director of British Energy Limited (formerly British Energy plc) (‘registrant’), certify that:

1.     I have reviewed this quarterly report for the period ended December 31, 2004 of registrant;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:      February 13, 2005                                           Name:   /S/ Stephen Billingham

Title:      Finance Director

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mike Alexander, Chief Executive Officer of British Energy Limited (formerly British Energy plc) (the ‘registrant’), certify, pursuant to 18 U.S.C. section 1350, that:

1.            The quarterly report for the quarter ended December 31, 2004 (the ‘report’) of the registrant fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.            The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date:      February 13, 2005                                                         /S/  Mike Alexander

                                                                                                     Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen Billingham, Finance Director of British Energy Limited (formerly British Energy plc) (the ‘registrant’), certify, pursuant to 18 U.S.C. section 1350, that:

1.            The quarterly report for the quarter ended December 31, 2004 (the ‘report’) of the registrant fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.            The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date:      February 13, 2005                                                         /S/  Stephen Billingham

                                                                                                     Finance Director

PART III

British Energy Limited (formerly British Energy plc)

Interim Report and Results for the Three Months and Nine Months Ended 31 December 2004

(UK GAAP)

14 February 2005

BRITISH ENERGY GROUP PLC

RESULTS FOR THE THIRD QUARTER (Q3 05) ENDED 31 DECEMBER 2004 OF BRITISH ENERGY LIMITED (FORMERLY BRITISH ENERGY plc)

Key Points – Q3 05

This report includes the consolidated results for British Energy Limited (formerly British Energy plc). As part of British Energy’s financial restructuring (the Restructuring), on 14 January 2005, a new group structure was established with a new holding company, British Energy Group plc as the ultimate holding company of the British Energy group. Subsequent financial results issued will consist of the consolidated results of British Energy Group plc. Consequently, where the term ‘British Energy’ or ‘the Company’ is used on a forward-looking basis, it is a reference to British Energy Group plc.

In reviewing these results, it is important to note that, in general, output and prices tend to be higher in the third and fourth quarters of the year.

A summary of the results for the period is set out below:

Profit & Loss Summary	Q3 05 £m	9M 05 £m	Q3 04 £m	9M 04 £m
Turnover – continuing activities	412	1,135	369	1,046
Operating costs before exceptional items	(420)	(1,226)	(354)	(1,040)
Operating (loss) / profit before exceptional items(1)	(8)	(91)	15	6
Operating (loss) / profit after exceptional items – continuing activities	(20)	(134)	12	(21)
Loss on ordinary activities before tax	(87)	(349)	(10)	(81)

The loss on ordinary activities before tax of £87m for Q3 05 was achieved after operating costs (before exceptional items) of £420m.

EBITDA(2,3,4,5) Summary	Q3 05 £m	9M 05 £m	Q3 04 £m	9M 04 £m
Operating (loss) / profit before exceptional items(1)	(8)	(91)	15	6
Add: Depreciation	19	55	11	36
EBITDA – continuing activities	11	(36)	26	42
Add: P&L adjustment of revised BNFL back end contracts	2	(3)	6	37
Adjusted EBITDA – continuing activities	13	(39)	32	79

Whilst EBITDA was positive in Q3 05, there were other factors including unfavourable working capital movements and nuclear liabilities paid, which resulted in net cash from operating activities being an outflow of £66m. The movement in working capital of £60m for Q3 05 can be attributed to increased debtors and increased stock levels, partially offset by increased levels of creditors. The movement in working capital of £67m for 9M 05 can be attributed to increased stock levels and increased debtors due to higher winter prices.  The working capital position for the 9M 05 was positively impacted by agreed deferrals of payments due to BNFL totalling £45m at 31 December 2004 and improved working capital management. Cashflows from operating activities of negative £66m for Q3 05 and negative £126m for 9M 05 together with returns on investments and servicing of finance charges of £13m for Q3 05 and £49m for 9M 05, have contributed to a decrease in Total Cash of £79m and £171m for the respective periods.

Details of cash and net debt are summarised in the table below.

Cash Balances	31 Dec 04 £m	30 Sep 04 £m	31 Mar 04 £m
Cash not used for collateral Cash used for collateral	94 308	140 341	276 297
Total Cash (6)	402	481	573
Total Debt: pre Restructuring Less: total cash	887 (402)	883 (481)	883 (573)
Net Debt	485	402	310

Under the terms of the Restructuring, £700m of debt replaced the historic debt of £883m, Power Purchase Agreements of £316m, the Eggborough related interest rate swaps, and the RBS letter of credit.

Output and Unit Costs	Q3 05	9M 05	Q3 04	9M 04
Output (TWh) - Nuclear - Coal	14.0 1.8	42.7 4.8	14.7 2.6	48.0 4.7
Total Output	15.8	47.5	17.3	52.7

Realised price (£/MWh)

Total operating unit cost (£/MWh) – as reported

Margin(£/MWh)

Impact of adjustments on unit costs:-

Total operating unit costs (£/MWh)

Revised BNFL back end contracts (£/MWh)

Depreciation (£/MWh)

Adjusted operating unit costs (£/MWh)

Adjusted margin (£/MWh)

	20.8 21.5 (0.7) 21.5 (0.1) (1.2) 20.2 0.6	18.8 21.1 (2.3) 21.1 0.1 (1.2) 20.0 (1.2)	17.6 17.2 0.4 17.2 (0.3) (0.6) 16.3 1.3	16.4 16.7 (0.3) 16.7 (0.7) (0.7) 15.3 1.1

(All numbers rounded to one decimal place)

Total output for Q3 05 was 15.8 TWh and 47.5 TWh for 9M 05.  Nuclear output performance in Q3 05 was down by 5% to 14.0 TWh, compared with 14.7 TWh in the equivalent period last year and was impacted by Heysham 1 and Hartlepool outages until late December 2004. Nuclear output was down by 11% to 42.7 TWh in 9M 05, compared with 48.0 TWh of nuclear output in the equivalent period last year.

Realised prices were £20.8/MWh for Q3 05 and £18.8/MWh for 9M 05 which compares favourably to £17.6/MWh and £16.4/MWh of the equivalent periods in the prior year as a result of higher market prices. Total operating unit costs, excluding revalorisation were £21.5/MWh and £21.1/MWh for Q3 05 and 9M 05 respectively. This compares to £17.2/MWh for Q3 04, an increase of 25% and £16.7/MWh for 9M 04, an increase of 26%. The increases are mainly due to the lower volumes on the largely fixed cost base as well as the impact of certain cost increases for fuel, pensions and depreciation. The pensions and depreciation together accounted for an increase of £2.1/MWh for Q3 05 and £2.4/MWh 9M 05.

Key Events

  On 20 December 2004, the Company announced that one unit at each of Heysham 1 and Hartlepool had returned to service and it expected the remaining units to be returned to service shortly after. Heysham 1 and Hartlepool were returned to full service in late December.
  The Restructuring became effective on 14 January 2005, following Court sanction of the Members' Scheme and Creditors' Scheme. New Shares and Warrants in British Energy Group plc and New Bonds of British Energy Holdings plc (an (indirectly) wholly-owned subsidiary of British Energy Group plc) were admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8am on 17 January 2005. Following the Restructuring becoming effective, British Energy plc was re-registered as British Energy Limited on 14 January 2005.

Trading and Outlook

*       The Company has suffered a number of unplanned outages this financial year and following the evaluation of structural inspections carried out during a statutory outage at our Hartlepool power station, we decided that further work was required to demonstrate the integrity of certain boilers. This work entailed intrusive visual inspections of a number of boiler closure units. This also involved certain inspections being undertaken at Heysham 1. In addition, modifications were made to Hartlepool and Heysham 1 to address certain other technical issues.

*       The Company announced its revised target nuclear output for 2004/2005 in its statement dated 30 July 2004 to around 61.5 TWh. Following consideration of the programme of works at Hartlepool and Heysham 1 and the expectation that those stations would not return to service until late in the calendar year 2004, the Company announced on 18 November 2004 that it expected nuclear output of 59.5 TWh in the financial year ending 31 March 2005. Based on the Company’s business plans, the Company further expects the average annual nuclear output over the next three financial years (including this financial year) to be approximately 61.8 TWh.

*       On Sunday 30 January 2005, Unit 2 at Heysham 1 was safely shut down following indications of high vibrations on one of the turbine rotors, part of the conventional plant equipment. Work continues to repair this turbine rotor. The Company expects the plant to return to service in late March 2005.

*       The Company’s AGRs produced total output of 11.5 TWh in Q3 05. This was adversely affected by 4.2 TWh of lost output due to the unplanned outages at Heysham 1 and Hartlepool. However the remaining AGR fleet output was up 0.8 TWh compared to the equivalent period last year. Sizewell, the Company’s only PWR, produced output of 2.5 TWh in Q3 05 and 6.8 TWh year to date, up when compared to last year due to a statutory outage in 2003/2004.

*       Investment in plant has increased in line with expectations with key projects being Eggborough and cast iron pipework replacement. In the nine months to 31 December 2004, investment in Eggborough FGD was £4m and £18m has been invested on the cast iron projects. The Company has substantially completed cast iron pipework replacement at Heysham 1 and Hartlepool and plans to undertake the majority of the balance of replacement work at Hunterston and Hinkley in FY 06. Eggborough’s new biomass feed systems are operational and the two FGD units are expected to be completed during Summer 2005.

*       As of 31 December 2004, contracts were in place covering virtually all of the planned output for the financial year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts was £21.3/MWh.

*       As of the end of December 2004, approximately half of our planned output for 2005/2006 was covered by fixed price contracts at an average price of £25.2/MWh.

*       As previously reported, the Company had already contracted to sell virtually all of its planned nuclear output for the current year during the previous financial year and has had to buy back power to compensate for the loss of output at Hartlepool and Heysham 1 to meet its contracted position.  Therefore it has not seen the full benefit of the recent rises in electricity prices.  These factors have impacted cash flow, and increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004 have had a significant adverse impact on profitability.

*       As previously announced, the directors consider that the earliest period for which a dividend may be declared is the financial year ending 31 March 2007.

Safe Harbor

This document contains certain "forward-looking" statements as defined in Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should" and words of similar import, which are predictions of or indicate future events or future trends.  These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in its Form 20-F annual report for the year ended 31 March 2004 and its Form 6-K in connection with the Restructuring dated 26 January 2005, both of which have been filed with the US Securities and Exchange Commission.

Conference Call

Management will host a conference call for analysts and investors at 2.00pm

(UK time) today, 14 February 2005.

The conference call can be accessed by dialling;

UK dial in:	0845 146 2004
International dial in:	+44 1452 569 393
US dial in:	+1 866 434 1089

Replay facility – 5 days, UK dial in:	0845 245 5205
UK International no:	+44 1452 55 00 00
UK PIN (access) no:	2572563#
US no:	+1 866 247 4222
US PIN (access) no:	2572563#

For further information please contact:

John Searles, Investor Relations:	01506 408 715
Andrew Dowler, Media:	020 7831 3113

A copy of this release and a copy of the presentation in Pdf file format can be found on the Company’s web site at www.british-energy.com.

Notes:

1.             Excludes share of the Operating (loss) / profit of discontinued joint venture.

2.             EBITDA – is defined by the Company as earnings before interest, taxes, depreciation, amortisation and related exceptional items. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company’s financial performance.  EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with United Kingdom Generally Accepted Accounting Principles) as a measure of liquidity.

3.             EBITDA - continuing activities for all periods listed do not include the adjustment from the revised BNFL back end contracts of £2m benefit in Q3 05, £3m charge for 9M 05 and benefit of £6m and £37m for Q3 04 and 9M 04 respectively. Following the asset impairment review at 31 March 2003 (updated at 31 March 2004) all expenditure of a capital nature has been expensed through the P&L account. Capital expenditure will continue to be fully expensed in the P&L account until it is possible to demonstrate that it enhances the value of the Company’s assets after taking account of the impairment review. Based on the UK GAAP, Capex, as referred to above, cannot be added back to EBITDA. The estimated amount of capital expenditure in Q3 05 was £29m and £61m for 9M 05.

4.             Adjusted EBITDA includes the £2m benefit in Q3 05, £3m charge for 9M 05 and benefit of £6m and £37m for Q3 04 and 9M 04 respectively. Further details can be found under the heading “Fuel” in the Management’s Discussion and Analysis.

5.             Stated after Capex of £29m for Q3 05 and £61m for 9M 05.

6.             Total Cash is the sum of cash at bank and deposits.

Management’s Discussion and Analysis – Financial Condition and Results Of Operations

Overview

This report contains British Energy's publication of results prepared under United Kingdom Generally Accepted Accounting Principles (UK GAAP) for the third quarter ended 31 December 2004 and for the nine months ended 31 December 2004.

In the following discussion the ‘three-month period’ or the ‘quarter’ refers to the three months ended 31 December 2004, the 'nine-month period' refers to the nine months ended 31 December 2004, the ‘prior quarter’ refers to the three months ended 31 December 2003 and ‘prior period’ refers to the nine months ended 31 December 2003 unless otherwise stated.  In this discussion references to ‘British Energy’ or the ‘Company’ are to British Energy Limited (formerly British Energy plc) (formerly the ultimate holding company) or, in the context of events post 14 January 2005 (the Restructuring Effective Date), British Energy Group plc (the present ultimate holding company) (New British Energy).  References to the ‘Group’ are to the Company and its subsidiaries.  British Energy plc was re-registered as a private limited company, British Energy Limited, on 14 January 2005.

This report includes the consolidated results of British Energy Limited (formerly British Energy plc).  As part of British Energy’s financial restructuring (Restructuring), on 14 January 2005, a new group structure was established under the new holding company New British Energy.  British Energy remains a part of the Group.  Subsequent financial results issued will consist of the consolidated results of New British Energy.

The restructuring of the Group (the Restructuring) was completed on 14 January 2005 (the Restructuring Effective Date), and shares (New Shares) and warrants (Warrants) in New British Energy and bonds of British Energy Holdings plc, a wholly owned subsidiary of New British Energy (Holdings plc) (New Bonds), were admitted to the official list of the United Kingdom Listing Authority (UKLA) and to trading on the London Stock Exchange on 17 January 2005.

The Group owns a total of eight nuclear power stations and one coal-fired power station in the United Kingdom (UK).

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter.  As a result, British Energy (and other generators) schedule a significant proportion of planned outages for the summer months.  This seasonality in both prices and output has a direct effect on financial performance and cash flows.

Total output for the quarter was 15.8 TWh and for the nine-month period was 47.5 TWh of which nuclear output was 14.0 TWh in the quarter and 42.7 TWh for the nine-month period.  This fell short of the Company’s expectations, and was adversely affected by a number of non-routine outages lasting for fourteen days or more.  The principal outages occurred at Hartlepool and Heysham 1, which accounted for lost output of approximately 4.2 TWh for the quarter and approximately 6.6 TWh for the nine-month period.

On 30 July 2004 the Company announced that, following the evaluation of structural inspections carried out during the statutory outage at Hartlepool and discussions with the Nuclear Installations Inspectorate (NII), it had decided further work to demonstrate the integrity of certain boilers was necessary.  This work entailed intrusive visual inspections of a number of boiler closure units.  This also involved certain inspections being undertaken at Heysham 1.  Two units at Hartlepool and two units at Heysham 1 were taken out of service while modifications were made to the safety cases to address flooding and fire threats and also to address certain other technical issues.  The Company reviewed its annual nuclear output target previously announced at 64.5 TWh and revised the nuclear output target for the 2004/05 financial year to around 61.5 TWh.  On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target had been reduced to 59.5 TWh.  This target remains unchanged at the end of the third quarter.  All units at Hartlepool and Heysham 1 had returned to full service by the end of the third quarter.

Realised prices were £20.8/MWh for the three-month period and £18.8/MWh for the nine-month period, up from £17.6/MWh and £16.4/MWh for the corresponding periods in 2003/04.  As at 31 December 2004 fixed price contracts were in place for virtually all the planned output for 2004/05, of which nearly all are at fixed prices.  The average price for these fixed price contracts is £21.3/MWh.  Forward market prices for electricity for 2005/06 delivery have declined during the quarter, while continuing to show considerable volatility.

As at 31 December 2004 the Group had cash balances amounting to £402m, of which £308m was deposited as collateral in support of trading and operating activities.  At 31 December 2003 the Group had cash balances amounting to £429m of which £338m had been deposited in support of collateral requirements.

In accordance with the dividend policy set out within the annual accounts to 31 March 2004 and as stated in the prospectus issued in connection with the Restructuring (the Prospectus) and in the Dividend Policy section below, no dividend has been declared for the quarter.

Key Points on Results

•       The Group recorded an operating loss of £20m in the three-month period and £134m in the nine-month period, including exceptional operating costs of £12m and £43m in the three-month period and nine-month period respectively (further detail is provided in note 4 to the financial statements).  In the prior quarter an operating profit of £12m was recorded and in the prior period an operating loss of £21m was recorded, including exceptional operating costs of £3m and £27m respectively.

•       Losses before tax of £87m and £349m were recorded in the three-month period and nine-month period respectively.  For the prior quarter and prior period the losses before tax were £10m and £81m respectively.

•       Total output for the quarter was 15.8 TWh and 47.5 TWh for the nine-month period.  Nuclear output performance in the three-month period was down by 5% to 14.0 TWh, compared with 14.7 TWh in the prior quarter.  Nuclear output was down by 11% to 42.7 TWh in the nine-month period, compared with 48.0 TWh of nuclear output in the prior period.

•       Realised prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) were £20.8/MWh for the three-month period and £18.8/MWh for the nine-month period, which compares to £17.6/MWh for the prior quarter and £16.4/MWh for the prior period.

•       Total operating unit costs, excluding revalorisation (which are calculated by dividing the total operating costs, net of exceptional items and energy supply costs, by total output during the period), were £21.5/MWh for the three-month period and £21.1/MWh for the nine-month period, which compares to £17.2/MWh for the prior quarter and £16.7/MWh for the prior period.  The increase of 26% in the nine-month period is mainly due to the lower output and the largely fixed cost base as well as the impact of certain cost increases for fuel, pensions and depreciation.

•       Operating cash outflow was £66m for the quarter and £126m for the nine-month period.  At 31 December 2004 there were deferred payments agreed with BNFL of £45m.  Pre-restructured net debt increased in the nine-month period by £175m to £485m, primarily as a result of the loss for the nine-month period and working capital outflow.

•       A contingent asset of £411m has been accumulated but not recognised in the interim report as at the period end arising from the revised BNFL arrangements.  A consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back end contracts.  However, any cash flow benefits which have already been reflected as payments to BNFL assume the revised BNFL contracts are in effect.  The profit and loss account charge for fuel under the revised BNFL contracts would be £2m lower in the quarter and £3m higher in the nine-month period over the charges that arise under the historic contracts compared with £6m lower for the prior quarter and £37m lower for the prior period primarily due to increased electricity market prices.  The net benefit under the revised BNFL back end arrangements to the Restructuring Effective Date will be recognised in the balance sheet of the restructured Group following the Restructuring Effective Date together with other restructuring related adjustments.

As previously reported, the Company had already contracted to sell virtually all of its planned nuclear output for the current year during the previous financial year and has had to buy back power at higher prices to compensate for the loss of output at Hartlepool and Heysham 1 to meet its contracted position.  Therefore it has not seen the full benefit of the recent rises in electricity prices.  These factors have impacted cash flow and increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004 have had a significant adverse impact on profitability.

Explanatory Notes

Certain statements in this document are ‘forward-looking’ statements as defined in Section 21E of the US Securities Exchange Act of 1934.  Such forward-looking statements include, among others:

•       statements concerning the Restructuring and its effect on the Group’s business and financial condition or results of operations;

•       the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operation; and

•       other matters that are not historical facts concerning the Group’s business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond the Group’s control and may cause its actual results or performance to differ materially from those expressed or implied by such forward-looking statements.  Due to the uncertainties and risks associated with these forward-looking statements, which apply only as at the date hereof, the Company is claiming the benefit of the ‘safe harbor’ provision contained in Section 21E of the US Securities Exchange Act of 1934.

EBITDA is defined by the Company as operating income before interest, income taxes, depreciation and amortisation.  The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company’s financial performance.  EBITDA is not a measure of financial performance under UK GAAP and is not necessarily comparable to similarly titled measures used by other companies.  EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with UK GAAP) as a measure of liquidity.

The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three and nine months ended 31 December 2004 and the notes thereto which are included in this report.  The full financial statements for the year ended 31 March 2004 and the notes thereto are not included in this report but are available on the British Energy website (www.british-energy.com).

British Energy has also prepared a quarterly report on a Form 6-K under US GAAP for the three and nine months ended 31 December 2004.

KEY EVENTS

Requisitioned EGM and Delisting

On 3 September 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an Extraordinary General Meeting (the Requisitioned EGM).  Those groups of shareholders were Polygon Investment Partners LLP (Polygon) and Brandes Investment Partners, LLC (Brandes) and their respective associates.  British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM.  One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York.  If British Energy had been required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not have done so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would have been likely to be in breach of the Creditor Restructuring Agreement (in which the Company agreed the terms of the Restructuring with certain of the Group’s creditors).

On 23 September 2004 the Company applied to the UKLA to cancel the listings of its ordinary shares and A shares, and the delisting took effect on 21 October 2004.  As a consequence of the Company’s application to the UKLA to cancel the listings, the New York Stock Exchange (NYSE) suspended trading in the American Depository Receipts (ADRs) prior to the opening of trading on 28 September 2004.  At that time, the NYSE also instituted delisting proceedings.  The Company appealed the NYSE's decision.  However, on 6 December 2004, the NYSE affirmed the decision to delist the Company's ADRs.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM.  Polygon stated that having considered British Energy’s recent circulars it believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and confirmed that they would vote against all the resolutions and not further oppose the Restructuring.  On that day, British Energy announced that it would be withdrawing an action against Polygon raised in New York and that the Bondholders had agreed terms to stop litigation commenced in England insofar as it related to Polygon.  Brandes subsequently announced on 6 October 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it could take appropriate steps to promote the legitimate interests of its clients.  The Requisitioned EGM took place on 22 October 2004 and the resolutions that had been proposed were defeated.  In December 2004 the claims in England brought by the Bondholders against each of Polygon, Brandes and British Energy were dismissed by consent orders which were sealed by the Court.

State Aid Approval

On 22 September 2004 the Company announced the decision of the European Commission (Commission) that as far as the Restructuring involved the grant of State aid by the Government, such aid was compatible with the Common Market established through the European Economic Community Treaty.  The Commission’s decision is subject to the following conditions:

•                the Company’s nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any other of the Company’s businesses.  This measure will last indefinitely;

•                there will be no nuclear or fossil-fuelled capacity expansion (above current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•                a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

The Commission has requested enhanced reporting by the Government when payments for uncontracted decommissioning and incremental nuclear liabilities exceed £1,629m, the aim of which is to ensure that the State aid is only being used for authorised purposes.

Amongst other things, the State aid approval also provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into British Energy's advanced gas-cooled reactors (AGRs) prior to the Effective Date (as defined in the relevant underlying contract) up to £2,185m (which is calculated in real terms as at March 2003 in December 2002 (money) values); (b) the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement between the Secretary of State, British Energy Generation (UK) Limited, British Energy Generation Limited (BEG), New British Energy and Holdings plc and entered into on the Restructuring Effective Date which are not however taken into account to calculate the £2,185m cap; and (c) any shortfall of the Nuclear Liabilities Fund Limited (NLF) as regards the payment of liabilities related to the Company's nuclear assets decommissioning and uncontracted liabilities.

The non-confidential version of the State aid approval which will be published in the Official Journal of the European Union may contain certain financial projections for the years ending 31 March 2005 to 2009 and certain other forward-looking statements and projections that were also supplied by the Government to the Commission.  These projections were prepared exclusively for the purpose of the Government's notification to the Commission of the proposed restructuring aid to British Energy, and were accompanied by appropriate qualifications and explanations from which it could readily be seen that they were not intended to constitute, and do not constitute, profit forecasts.  Accordingly, British Energy, its directors and its advisers accept no responsibility for such projections (outside the context for which they were prepared) and no representation is given by any of the above that the results set out in the projections will be achieved.

Ratings for New Bonds

Discussions have concluded with Fitch Ratings, Moody’s Investor Services and Standard & Poor’s Rating Services, in relation to obtaining credit ratings for the £550m of New Bonds, issued upon the completion of the Restructuring.

The Ratings assigned post Restructuring are as follows:

Agency	Bond Rating	Corporate Rating
Fitch Ratings	BB-	BB-
Moody’s Investor Services	Ba3	Ba2
Standard & Poor’s Rating Services	BB	BB+

Approval of the Members’ Scheme and Creditors’  Scheme

On 30 November 2004 British Energy announced that it had posted the following documents:

•       a circular to its shareholders in relation to a members' scheme of arrangement under section 425 of the Companies Act 1985 (the Members’ Scheme) and a disposal of the business and assets of British Energy to Holdings plc (the Disposal);

•       a circular to certain of its creditors in relation to the scheme of arrangement under section 425 of the Companies Act 1985 between British Energy and those creditors (the Creditors’ Scheme); and

•       the Prospectus comprising: (i) listing particulars in relation to the issue of the New Shares and Warrants of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy pursuant to the Disposal; and (iii) listing particulars in relation to the issue of the New Bonds.

On 15 December 2004 British Energy announced that it had posted a document comprising supplementary listing particulars and a supplementary prospectus in respect of New British Energy and Holdings plc to British Energy shareholders, The Royal Bank of Scotland plc and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the holders of those bonds being referred to collectively as the Bondholders) in relation to the Restructuring which was required as a result of the announcement on 10 December 2004 of the results of British Energy for the second quarter and first half ended 30 September 2004 and which was supplementary to, and to be read in conjunction with, the Prospectus.

The indicative timetable for the Restructuring anticipated admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and admission to trading on the London Stock Exchange in mid-January 2005.  However, the indicative timetable was the best case expectation and the Group therefore agreed an extension to the long stop date of 31 January 2005 to 31 March 2005 under the Creditor Restructuring Agreement and also agreed related amendments to other restructuring documents with the requisite majorities of creditors, bondholders, BNFL and the Secretary of State and a related extension of the long stop date under the agreement with Government concerning the conditions under which they would support the Restructuring (Government Restructuring Agreement).

The circulars relating to the Members’ Scheme and the Creditors’ Scheme contained notices convening court meetings of holders of ordinary and A shares (the Members’ Meetings) and an extraordinary general meeting of ordinary shareholders (the Restructuring EGM) and a meeting of creditors (the Creditors’ Meeting) for 22 December 2004.  The Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were held for the purposes of considering resolutions approving the Schemes.  All of the resolutions proposed at the Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were approved.

Restructuring Effective Date

The Restructuring became effective on 14 January 2005, following Court sanction of the Members’ Scheme and Creditors’ Scheme.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8.00am on 17 January 2005.  Accordingly, the Company did not require to utilise the extension to the long stop date.

AmerGen Disposal

The Company has been in dispute with Exelon over the sale price of AmerGen.  On 11 February 2005 a final adjustment to the sale price was agreed with an additional payment of US$9.5m being payable.  Taking account of the gain on disposal recorded in the prior year the additional charge to the profit and loss account is £3m for the three and nine months ended 31 December 2004.

Bruce Power Disposal

The disposal of the Company’s interest in Bruce Power was completed on 14 February 2003.  On 12 February 2004 the Company received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.  Under the agreement with the consortium C$20m is retained in trust by an escrow agent to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units.  On 25 May 2004 the Company received C$10m in respect of the restart of Unit 3 in addition to the sum of C$20m already received in respect of the restart of Unit 4.  On 12 November 2004 the Company served notice on the escrow agent and Ontario Provincial Government demanding payment of C$40m.  A notice of objection was received on 29 November 2004.  On 17 December 2004, the Company commenced formal arbitration proceedings.  The arbitration process is expected to take some considerable time to reach a determination.  No amounts have been recognised on the Company’s balance sheet at 31 December 2004 because of the uncertainties regarding their realisation.

Board Affairs

Stephen Billingham’s appointment to the Board as Finance Director was confirmed on 16 September 2004.  Martin Gatto, formerly the Interim Finance Director, resigned from the Board on 16 September 2004 but remained with the Company as Chief Financial Officer until he left the Company on 31 December 2004 at the conclusion of his contract.

Roy Anderson was also appointed as a director on 16 September 2004 and, subject to NII approval, as Chief Nuclear Officer.  The approval by the NII of Roy Anderson’s appointment as Chief Nuclear Officer is expected to be forthcoming.

Performance Improvements

The Performance Improvement Programme (PIP) commenced during the year ended 31 March 2004.  An initial mobilisation phase ended in July 2004, which included an asset condition survey to develop a detailed plan of action.  The current phase of PIP implementation is focussing on staff organisation, prioritisation of work activities, human performance initiatives and investing in people, processes and the materiel condition of the plant. The final phases are targeted to complete, subject to necessary working capital headroom being available, by 31 March 2007.  Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending 31 March 2008.

Because of the programme's wide ranging nature and the time and costs involved in implementing it, the Group does not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year, though there are signs of improving management of work processes that are supporting a month on month reduction in the non outage defect backlogs.

British Energy’s trading development programme to improve and extend existing skills and asset utilisation remains on track for full implementation by April 2005.

Dungeness Life Extension

The Group is progressing well with its assessment of the Dungeness life extension.  The assessment covers safety issues, a technical review of both the nuclear aspects and the conventional plant and the economic viability.  The assessment will be externally reviewed and a decision will be made later this year.

Enhancement to Security Arrangements at Nuclear Power Stations

The Director of Civil Nuclear Security (DCNS) has directed that existing security arrangements at nuclear power stations be enhanced by the permanent presence of armed police officers.  The deployment of armed police officers to selected sites will be determined following a consultative process involving DCNS, the Chief Constable of the United Kingdom Atomic Energy Authority Constabulary, the operators of the nuclear power stations and the trade unions.  Permanent deployment of armed police officers to designated sites will take place between April 2005 and September 2006.  The site licensees will meet the costs of this additional security.

Corporate Restructuring

Systems House in Alba Campus, Livingston, Scotland, the Group’s new corporate headquarters was opened in December 2004.

The sale of the former corporate headquarters at Peel Park, East Kilbride, Scotland was concluded in January 2005 for £6.6m.

The engineering staff that are remaining in Scotland moved into Innovation House at Westway Business Park in Renfrew during January 2005.

Pension Valuation

The preliminary reports on the actuarial valuations for the British Energy Generation Group (the Generation Group) and the British Energy Combined Group (the Combined Group) as at 31 March 2004 state that on the ongoing actuarial basis used by the Electricity Supply Pension Scheme (ESPS) actuary, the Generation Group had a funding deficiency of £375.8m as at 31 March 2004 and the Combined Group had a funding deficiency of £8.8m as at 31 March 2004.

Having taken actuarial advice (based on the valuation results as at 31 March 2004) as to the future employer contribution requirement for the Generation Group it is currently anticipated that:

•       as from 1 April 2005 the rate of employers' regular contributions for future service benefits under the Generation Group will increase from 17.1% of pensionable salaries to 22.4% of pensionable salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 2.1% of pensionable salaries);

•       additional employer contributions will be paid towards the Generation Group funding deficiency (in monthly instalments) totalling £19.0m for the twelve months commencing 1 April 2005, £19.5m for the twelve months commencing 1 April 2006 and £20.0m for the twelve months commencing 1 April 2007; and

•       those additional employer contributions to the Generation Group would then increase to a total of £50.3m for the twelve months commencing 1 April 2008 (also to be paid in monthly instalments), and would then be paid at that rate increasing by 2.5% for each successive period of twelve months from 1 April 2009 until 31 March 2017.  However, in practice it is anticipated that the employer contribution requirements as from 1 April 2008 for both of the ESPS Groups will be determined by reference to the results of the next regular ESPS actuarial valuations, as at 31 March 2007.

It is the intention to contribute towards the Generation Group funding deficiency at higher rates than those set out above if sufficient cash resources, in light of other obligations and working capital requirements, permit.

It is currently anticipated that as from 1 April 2005, the rate of employers' regular contributions for future service benefits under the Combined Group will increase from 15.3% of pensionable salaries to 19.7% of pensionable salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 3.3% of pensionable salaries).  Additional employer contributions will also be made towards the Combined Group funding deficiency (having regard to appropriate actuarial advice).

Investment Expenditure

During the three and nine-month periods, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £50m and £114m respectively, of which £29m and £61m respectively may have been capitalised absent the impairment review.  The main projects in the period included work on the Flue Gas Desulphurisation (FGD) installation at Eggborough with expenditure of £4m in the nine-month period and replacement of cast iron pipework at certain AGR stations with expenditure of £18m in the nine-month period.  None of this investment expenditure has been capitalised as fixed assets since it has not been possible to demonstrate that the investment expenditure enhanced the value of the Company’s fixed assets after taking account of the previous impairment review.  Based on its current expectations of future electricity prices and output, and therefore financial resources, the Company believes that investment in plant projects, major repairs and strategic spares including costs associated with PIP across the whole Group will be in the range of £150m to £170m for the year ending 31 March 2005 compared with £128m for the year ended 31 March 2004.

Other Factors Affecting Results of Operations

The results of operations are principally affected by changes in plant output (nuclear and fossil fuel), electricity prices and operating costs.  Each of these factors is discussed below.

Plant Output

Nuclear output was 14.0 TWh (a 66% load factor) for the three-month period and 42.7 TWh (a 68% load factor) for the nine-month period.  The UK nuclear output for the equivalent periods in 2003 was 14.7 TWh (a 70% load factor) and 48.0 TWh (a 76% load factor) respectively.  The reduction on the prior quarter and period is primarily due to unplanned outages.

A feature of the nine-month period has been the volume of unplanned outages.  The most significant of these occurred at Hartlepool and Heysham 1.  A unit at Hartlepool remained shutdown following the completion of a statutory outage in July for work to demonstrate the integrity of certain boilers and other work required before start-up.  A unit at Heysham 1 was also shut down in late July for the same reasons.  During September and October, both Hartlepool units were out of service for repairs to cast iron pipework (see below).  Subsequent to this, both Hartlepool units remained out of service while modifications were made to the safety cases to address flooding and fire threats and also to address certain other technical issues.  The Heysham 1 unit mentioned above and the second Heysham 1 unit, which was on statutory outage, also remained out of service for the same reasons.  All units were returned to full service in late December 2004.  The overall lost output from these Hartlepool and Heysham 1 outages (excluding the repair to cast iron pipework) was 5.5 TWh in the nine-month period.

There have been a number of other unplanned outages.  Those lasting for fourteen days or more in the nine-month period were:

•       repairs to cast iron pipework were carried out on both units at Hartlepool during September and October with a loss of output of 1.1 TWh;

•       a rotor earth fault at Sizewell B in April which caused one unit to be shut down to carry out repairs.  The unit returned to service in June with a loss of output of 0.8 TWh;

•       at Heysham 2, one unit was out of service from early July until mid August to carry out gas circulator inspections with a loss of 0.6 TWh;

•       a reactor at Torness was shut down during May for the extension to a planned outage for boiler modifications with an overall loss of output of 0.5 TWh;

•       one unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh;

•       at Dungeness B, a unit was out of service from late June until early August to carry out repairs to the generator with a loss of output of 0.3 TWh; and

•       one unit at Hunterston B was shut down during August for repairs to a feed system vessel with a loss of output of 0.2 TWh.

Output from the coal-fired power station at Eggborough was 1.8 TWh during the three-month period and 4.8 TWh for the nine-month period.  For the equivalent periods in the previous year, the output was 2.6 TWh and 4.7 TWh respectively.  As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company’s contracted trading position and the extent to which it is operated as cover for unplanned outages at the nuclear power stations.

Work continues towards completing the FGD installation on Units 3 and 4 at Eggborough.  A problem related to droplet formation in the emissions from the FGD process emerged during commissioning.  The commissioning is now expected to complete in summer 2005.  Investigations have been completed to establish the cause and remedial works are in progress.  The Group currently believes that the issues can be resolved without having a material adverse effect on the financial or trading position.  Once operational, the equipment is designed to reduce emissions of sulphur dioxide to the atmosphere from the units that have been fitted with FGD by approximately 90%.  The Group has advised the Environment Agency (the EA) of its intention to ‘conditionally’ opt out Units 1 and 2 under the Large Combustion Plant Directive (the LCPD), limiting each unit to 20,000 operational hours between 1 January 2008 and no later than 31 December 2015.  The EA confirmed that the conditional opt out had been granted on 30 June 2004.

Electricity Prices

Forward prices for baseload electricity in the wholesale market have shown considerable volatility during the quarter, on the back of worries over the adequacy of gas supply for winter 2004/05.  The market price for baseload for 2005/06 delivery peaked at over £35/MWh in early October, but fell back to about £30/MWh by the end of the quarter as gas supply concerns abated.

At the end of December 2004, virtually all of the planned output for 2004/05 was hedged at an average price of £21.3/MWh and approximately half of planned output for 2005/06 was covered by fixed price contracts at an average price of £25.2/MWh.

At the end of the quarter, fixed price contracts were in place covering virtually all of the planned output for the year ending 31 March 2005.  The average price for these fixed price contracts is £21.3/MWh.

The Group’s trading strategy utilises different routes to market with a view to reducing overall exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required.  The Group aims to build a portfolio of wholesale trades and direct supply contracts (generally at fixed prices) to approximately match the planned generation output and to further mitigate the exposure to the wholesale market and, in particular, the risk of wholesale electricity market prices falling.  This approach does however reduce, in the medium term, the benefit British Energy could receive from rising wholesale electricity market prices.

Realised prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) were £20.8/MWh for the three-month period and £18.8/MWh for the nine-month period, up from £17.6/MWh and £16.4/MWh for the corresponding periods in 2003/04.  The higher realised prices reflect the underlying increase in wholesale market prices, partly offset by the impact of earlier fixed price contracts entered into at prices below the current market and the cost of buying back power at prices in excess of earlier fixed price contracts.

The transition to British Electricity Trading and Transmission Arrangements (BETTA) is scheduled for 1 April 2005.  Preparations for operation and trading of the Scottish generation under BETTA are well advanced.

Operating Costs

Operating costs after exceptional items were £432m for the three-month period and £1,269m for the nine-month period that compares with £357m for the prior quarter and £1,067m for the prior period.  These are discussed more fully later in this report in the ‘Results of Operations’ section.

The financial results of both the three-month period and nine-month period were affected by a number of exceptional items.  The table below summarises the impact of exceptional items (before tax).

	3 months ended 31 December 2004 £m	9 months ended 31 December 2004 £m	3 months ended 31 December 2003 £m	9 months ended 31 December 2003 £m
Restructuring costs	11	30	3	40
Severance costs	1	10	-	-
Depreciation - corporate headquarters	-	3	-	-
UK decommissioning fund write-up	-	-	-	(13)
Exceptional items included within operating costs	12	43	3	27
Revalorisation credits	(19)	(18)	(29)	(69)
Interest rate swaps provision credit	-	-	(2)	(5)
Exceptional items included within financing costs	(19)	(18)	(31)	(74)
	(7)	25	(28)	(47)
Exceptional loss/(gain) on sale of joint venture and businesses	3	(1)	(37)	(37)
Total net exceptional (credits)/charges	(4)	24	(65)	(84)

Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED 31 DECEMBER 2004 AND FOR THE NINE MONTHS ENDED 31 DECEMBER 2004

Group Performance

The operating result, after exceptional operating charges of £12m, was an operating loss of £20m for the three-month period compared with an operating profit of £12m for the prior quarter, after exceptional operating charges of £3m.  The operating result, after exceptional operating charges of £43m, was a loss of £134m for the nine-month period compared with an operating loss of £21m for the prior period, after exceptional operating charges of £27m.

The loss on ordinary activities before taxation was £87m for the three-month period and £349m for the nine-month period compared with a loss before taxation of £10m for the prior quarter and £81m for the prior period.

The discussion below focuses on the results of continuing activities before exceptional items.

Turnover

Group turnover from continuing activities comprised generation sales, direct supply sales and miscellaneous income.  Turnover was £412m for the quarter and £369m for the prior quarter.  Turnover for the nine-month period was £1,135m, an increase of £89m on the prior period as detailed below.

Increased/(decreased) turnover:	£m
- owing to decreased output	(85)
- owing to increased electricity prices	114
- owing to increased energy supply costs	62
- due to an decrease in miscellaneous income	(2)
89

Output reduced by a total of 5.2 TWh compared to the prior period, and comprised output reductions of 5.3 TWh from nuclear operations offset by an increase of 0.1 TWh from Eggborough.  Nuclear output was affected by a number of unplanned outages and extensions to planned outages.  Output at Eggborough was in line with the strategy of being operated primarily to take advantage of the higher market prices.

The realised price for the quarter was £20.8/MWh compared with £17.6/MWh for the prior quarter.  The realised price for the nine-month period was £18.8/MWh compared with £16.4/MWh in the prior period reflecting the increase in market prices over the prior period.

The increased turnover from direct supply sales in the quarter, compared with the prior period, is mainly attributable to higher prices.

Operating Costs

Operating costs of continuing activities excluding exceptional items and energy supply costs were £340m for the quarter, compared to £297m for the prior quarter.  Operating costs of continuing activities excluding exceptional items and energy supply costs were £1,004m for the nine-month period, compared to £880m for the prior period, as detailed below.

	3 months ended 31 December 2004 £m	9 months ended 31 December 2004 £m	3 months ended 31 December 2003 £m	9 months ended 31 December 2003 £m
Continuing activities
– Fuel – Nuclear	76	233	78	233
– Fuel – Fossil	31	83	31	60
– Total fuel costs	107	316	109	293
– Materials and services	140	408	118	380
– Staff costs	74	225	59	171
– Depreciation charges	19	55	11	36
	340	1,004	297	880
Energy supply costs	80	222	57	160
Total operating costs	420	1,226	354	1,040

Total operating unit costs, excluding revalorisation, were £21.5/MWh for the quarter compared to £17.2/MWh for the prior quarter.  Total operating unit costs, excluding revalorisation, were £21.1/MWh for the nine-month period compared to £16.7/MWh for the prior period, mainly due to the lower output and the largely fixed cost base as well as the impact of certain cost increases for fuel, pensions and depreciation.

The component elements of the operating costs are discussed below.

Fuel

Total fuel costs amounted to £107m for the quarter compared with £109m for the prior quarter.  Nuclear fuel costs were £76m for the quarter compared with £78m for the prior quarter and coal costs for the quarter and for the prior quarter were both £31m.  The reduction in the nuclear fuel costs of £2m was due to reduced output that resulted in reduced costs of £7m, which was offset by other increased costs of £5m.

Total fuel costs amounted to £316m for the nine-month period compared with £293m for the prior period.  Nuclear fuel costs for the nine-month period and the prior period were both £233m and coal costs were £83m for the nine-month period compared with £60m for the prior period.  The reduced nuclear output led to a reduction in costs of £28m but this was offset by other increased costs of £28m.  This increase in costs was due to both inflation and higher electricity prices, which impact on the cost of fuel.  There were also one-off credits in the prior period not repeated for the nine-month period.  The £23m increase in coal costs relates to increased coal prices.

On 31 March 2003 and 16 May 2003, the Company announced that it had exchanged contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL.  The amendments to existing front end contracts contained in the March 2003 deeds of amendment to the existing AGR fuel supply agreements became effective on 1 April 2003.  The revised back end contracts were conditional on completion of the Restructuring and payments have been made as if the revised back end contracts had become effective on 1 April 2003.

The financial statements for the three-month and nine-month periods have been prepared upon the basis of the historic BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts.  This is the only element of the Restructuring that has a retrospective accounting impact.

The consequence of this is that the results for the quarter and nine-month period do not reflect the profit and loss account charge that would arise under the revised BNFL back end contracts, which amounted to a decrease in the charge of £2m for the quarter and an increase in the charge of £3m for the nine-month period over the charges that arise under the historic contracts.  The effect of the revised arrangements will be recognised on the Restructuring Effective Date, together with other Restructuring adjustments.  The fuel cost for the quarter under the revised contracts has been calculated using an average electricity price for the nine-month period, as defined in the revised BNFL back end arrangements, of £24.5/MWh.

As noted above and as part of the standstill arrangements, the Group has made payments during the period to BNFL as if the revised BNFL back end contracts had been in place throughout that time.  The difference in the cash payments that include the net profit and loss account savings under the revised contracts, means that included within current liabilities are amounts which would otherwise be due to BNFL but which will never be paid by the Group, since the Restructuring has been completed.  These amounted to £411m at 31 December 2004, an increase of £105m from £306m at 31 March 2004 reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back end BNFL contracts.

This matter is discussed further in note 15 to the financial statements.

Amounts in current liabilities which were due to BNFL at 31 December 2004 but which will not now be paid by the Group since the Restructuring has been completed are set out below:

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back end contracts for the period	189
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:
Amounts settled	(83)
Amounts included in accruals at period end	(24)
Cash flow benefit arising within the period	82
Finance charges accrued on amounts stoodstill	23
		105
Closing balance at 31 December 2004		411

The net benefit under the revised BNFL back end arrangements to the date of the Restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Restructuring together with other restructuring related adjustments.  The ultimate benefit recognised will depend on a number of factors including the date of the Restructuring, the market price of electricity between 1 April 2003 and the date of the Restructuring as defined in the contract and the amount of fuel used.

Materials and Services

Materials and services costs comprise the operating expenses of the power stations and support functions excluding fuel costs, staff costs and depreciation.

The costs during the quarter were £140m compared with £118m in the prior quarter with the increase being due primarily to the work undertaken in the quarter to address the various issues that emerged at the nuclear power stations.

The costs during the nine-month period were £408m compared with £380m in the prior period, an increase of £28m.  The increase of £28m is due to a number of increased costs to address the various issues that emerged at the nuclear power stations, expenditure on PIP and a rates rebate in the prior period not repeated.

Included in materials and services is expenditure of a capital nature of £29m for the quarter compared with £13m in the prior quarter.  For the nine-month period, expenditure of a capital nature was £61m compared with £60m for the prior period.  Expenditure of a capital nature is being expensed as operating costs because it was not possible to demonstrate that this expenditure enhanced the value of the Group after taking account of the fixed asset impairment review carried out in the year ended 31 March 2004.

Staff Costs

Staff costs were £74m for the quarter compared with £59m for the prior quarter with the increase being primarily due to pension changes following the revised assumptions being used under SSAP 24 – Accounting for Pension Costs (SSAP 24) in the current financial year.

Staff costs were £225m for the nine-month period compared with £171m for the prior period.  The increase was £54m, of which £40m relates to pension charges following the revised assumptions being used under SSAP 24 in the current financial year.  In the prior period the assumptions used by the Company resulted in no pension charge to the profit and loss account. The remaining increase of £14m was due to a combination of salary inflation, increased headcount and increased overtime payments incurred as part of the unplanned Hartlepool and Heysham 1 outages.

Employer contributions to the pension scheme were £20m for the nine-month period compared with £21m for the prior period and £7m for both the quarter and the prior quarter.

Depreciation

Depreciation charges were £19m for the quarter compared with £11m for the prior quarter and were £55m for the nine-month period compared to £36m for the prior period.  The charges for depreciation are significantly affected by the £3,738m write down of fixed assets at 31 March 2003 and have increased compared to the prior quarter and prior period due to the partial write back of £295m at 31 March 2004 (see notes 4 and 8 of the financial statements).

Energy Supply Costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover.  Energy supply costs also include costs related to meeting the cost of compliance with the Renewables Obligation which are also fully recovered through turnover.  The Group is required to comply with the Renewables Obligation as part of the regulations governing climate change.  Total energy supply costs were £80m for the quarter compared with £57m for the prior quarter. Total energy supply costs were £222m for the nine-month period compared with £160m in the prior period, an increase of £62m.  This increase reflects the inclusion of Renewable Obligation Certificates compliance costs and growth in the Direct Supply Business.

Operating (Loss)/Profit

As shown below, the Group operating loss before exceptional items for continuing activities was £8m for the quarter compared with an operating profit of £15m for the prior quarter.  An operating loss of £91m was recorded for the nine-month period compared with an operating profit of £6m for the prior period:

Operating (loss)/profit:	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	9 months variance
	£m	£m	£m	£m	£m
Operating (loss)/profit before exceptional items – continuing activities	(8)	(91)	15	6	(97)
Exceptional items	(12)	(43)	(3)	(27)	(16)
Group operating (loss)/profit – continuing activities	(20)	(134)	12	(21)	(113)

The increase in operating loss before exceptional items for continuing activities of £97m over the prior period can be analysed as follows:

Increased/(decreased) operating loss due to:	£m
Output decreases – turnover impact	85
Output decreases – nuclear fuel operating cost impact	(28)
Electricity price movements – turnover impact	(114)
Coal price movements – operating cost impact	23
Nuclear fuel costs movements - operating cost impact	28
Increased levels of materials and services spend	27
Increased levels of investment expenditure and outage costs	1
Pension costs	40
Salary inflation and increased headcount	14
Increased depreciation charge	19
Other	2
97

Financing Charges

Total financing charges for the quarter were £64m compared with £38m for the prior quarter.  Total financing charges for the nine-month period were £216m made up of total revalorisation of £180m and net interest of £54m and an exceptional revalorisation credit of £18m.  This compares with prior period financing charges of £119m made up of total revalorisation of £139m and net interest of £54m, exceptional financing credits of £5m and an exceptional revalorisation credit of £69m. The total financing charges are analysed below:

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003
	£m	£m	£m	£m
Revalorisation of nuclear liabilities	73	205	47	163
Revalorisation of decommissioning fund	(9)	(25)	(6)	(22)
Share of revalorisation of joint venture	-	-	(1)	(2)
Total revalorisation	64	180	40	139
Net interest expense	19	54	29	54
Financing charges before exceptional items	83	234	69	193
Exceptional interest credit	-	-	(2)	(5)
Exceptional revalorisation credit	(19)	(18)	(29)	(69)
Total financing charges	64	216	38	119

Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum real from the eventual payment dates.  The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of pro rata discount.  Similarly, a revalorisation credit arises in respect of the decommissioning fund that is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet.  The growth rate used in the calculations is based on 3.5% per annum real.

The revalorisation charge for nuclear liabilities excluding exceptional items was £205m for the nine-month period, an increase of £42m from the prior period.  The weighted average UK inflation rate was higher in the nine-month period compared with the prior period.  There was a £2m credit in relation to the AmerGen decommissioning fund in the prior period.

The net interest expense charge of £54m in the nine-month period is the same as the charge for the prior period although there was an increase in interest payable due in part to higher rates of interest being payable on borrowings.  There were also additional amounts payable to BNFL that were not incurred in the prior period.  These increases were offset by increased interest receivable due to higher interest rates and increased average cash balances in the nine-month period compared with the prior period.

In the nine-month period there was an exceptional credit of £18m in respect of revaluation of the decommissioning fund receivables which compares with the exceptional credit of £69m in the prior period.  There was an exceptional credit of £19m for the quarter and an exceptional credit of £29m for the prior quarter.  These are discussed more fully in note 5 to the financial statements.

Taxation

There was no taxation charge on ordinary activities in either the three-month period or the nine-month period.  The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005.  The tax credit for the prior quarter was £7m and the tax charge for the prior period was £1m, which comprise the overseas tax charge in respect of the Group’s liability for its share of AmerGen’s taxable profits.  There was no UK tax charge in the prior period as taxable losses were incurred.

No deferred tax asset has been recognised at 31 December 2004 or 31 December 2003.

Loss on Ordinary Activities

As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the quarter of £87m compared with a loss on ordinary activities after taxation of £3m for the prior quarter.  The loss on ordinary activities after taxation for the nine-month period was £349m compared with a loss on ordinary activities after taxation of £82m for the prior period.

Deficit per Share

There was a deficit per share of 14.5p for the quarter compared to a deficit of 0.5p for the prior quarter and for the nine-month period there was a deficit per share of 58.0p compared to a deficit of 13.6p for the prior period.

Research and Development

The Group supports primarily scientific and engineering research activities directed toward securing further improvements in the reliability, performance and safety of the generating business and related activities.  For the three-month period and nine-month period expenditure on research and development was £4m and £11m respectively which is included within material and services costs and in the prior quarter and prior period the expenditure on research and development was £4m and £10m respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operating Activities

A reconciliation of profit after tax and exceptional items to earnings before interest, income taxes, depreciation and amortisation (EBITDA) is shown in the following table.  EBITDA is a measure commonly reported and widely used by analysts, certain investors and other interested parties, as well as a measure used internally by the Group.  The EBITDA calculations are shown for the total results and also exclude the disposals during the period and exceptional items for the continuing business.  The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the decrease in total cash.

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003
	£m	£m	£m	£m
Loss after tax and exceptional items	(87)	(349)	(3)	(82)
Interest (including exceptional items)	19	54	27	49
Revalorisation (including exceptional items)	45	162	11	70
Tax (including exceptional items)	-	-	(7)	1
Depreciation (including exceptional depreciation)	19	58	11	36
EBITDA	(4)	(75)	39	74
Loss/(gain) on sale of businesses	3	(1)	(37)	(37)
AmerGen loss/(profit)	-	-	21	(22)
Net exceptional charges other than depreciation	12	40	3	27
EBITDA – continuing activities	11	(36)	26	42
Nuclear liabilities charged to operating costs	32	98	33	96
Nuclear liabilities discharged	(36)	(94)	(13)	(32)
Regular contributions to decommissioning fund	(10)	(15)	(4)	(13)
Movement in other provisions	10	12	-	(2)
Exceptional operating cash costs	(13)	(24)	(11)	(30)
Working capital movements	(60)	(67)	(4)	(60)
Operating cash flow from continuing activities	(66)	(126)	27	1
Taxation paid	-	-	-	(15)
Disposal of investments	-	4	156	165
Net interest paid	(13)	(49)	(16)	(55)
(Decrease)/increase in total cash	(79)	(171)	167	96
Represented by:
Decrease in debt in the period	-	-	97	-
(Decrease)/increase in cash in the period	(37)	(173)	47	4
(Decrease)/increase in liquid resources	(42)	2	23	92
Cash (increase)/decrease in net debt in the period	(79)	(171)	167	96
Non cash increase in debt in the period	(4)	(4)	-	-
Total (increase)/decrease in net debt in the period	(83)	(175)	167	96

The operating cash outflow from continuing activities for the nine-month period was £126m, £127m higher than the prior period.  Included in the cash flows are capital investment amounts paid totalling £61m for the nine-month period and £60m for the prior period that have been expensed as part of materials and services costs that may have been capitalised in the past.

When adjusted for the receipts from the sale of investments, the net interest paid and the taxation paid, there was a decrease in total cash of £171m for the nine-month period compared with an increase in total cash of £96m in the prior period.

On 9 November 2004 the agreed termination values of the British Energy derivative positions that were previously included in provisions totalling £4m were converted into loans.  This non cash movement resulted in the total increase in net debt of £175m.

The movement on working capital of £67m for the nine-month period can be attributed to increased stock levels and increased debtors due to higher winter prices.  The working capital position for the nine-month period was positively impacted by agreed deferrals of payments due to BNFL totalling £45m at 31 December 2004 and improved working capital management.  The movement in working capital of £60m for the quarter can be attributed to increased debtors and increased stock levels partially offset by increased levels of creditors.

Management of Liquid Resources

The net cash inflow due to movements in financial investments and increases in term deposits was £2m in the nine-month period.  The balances on the term deposit accounts holding the collateral amounts increased by £11m from £297m at 31 March 2004 to £308m at 31 December 2004 and the balances on the other deposit accounts held by the Group decreased by £9m from £14m at 31 March 2004 to £5m at 31 December 2004.  The total movement on term deposit accounts and other deposit accounts was £2m from £311m at 31 March 2004 to £313m at 31 December 2004.

Capital Resources

At 31 December 2004, total debt of £887m comprised:

•       a project finance loan of £475m secured on the assets of EPL, a subsidiary company that operates the Eggborough coal-fired power station.  These liabilities were subsequently compromised as part of the Restructuring;

•       an aggregate principal amount of £408m sterling denominated bonds due between 2003 and 2016.  The bonds bore interest at a rate of between 5.9% and 6.2%.  An aggregate principal amount of £110m matured in March 2003 but payment was  stoodstill as part of the arrangements of the Restructuring of the Group. These liabilities were subsequently compromised as part of the Restructuring;

•       loans totalling £4m were entered into on 9 November 2004.  The loans represent the agreed termination values of the British Energy derivative positions previously included in provisions; and

•       BEG entered into the Receivables Facility, a full-recourse three year trade receivables financing facility agreement on 25 August 2004.  Under the Receivables Facility a maximum aggregate principal amount of £60m is available over the three year term of the facility.  The amount of funding available on any Receivables Facility utilisation is dependent upon the amount of eligible receivables then available.  Following the Restructuring a facility charge of 2% above LIBOR is payable on any drawn amount.  No amounts were drawn down at 31 December 2004.

•       Subsequent to the issue of the New Bonds, the other principal companies within the Group guaranteeing the New Bonds have entered into a guarantee for all obligations under the Receivables Facility.

There were no drawings under the Government Facility at any point during the nine-month period ended 31 December 2004.  Since 22 September 2004, no further drawings could be made under the Government Facility. The Government Facility automatically terminated on Restructuring.

Net debt increased in the nine-month period by £175m to £485m, primarily as a result of the loss for the nine-month period, interest payments, working capital outflow and the conversion of the swaps to a loan.

Liquidity

The Group had cash and liquid resources, including amounts posted as collateral, of £402m at 31 December 2004 of which £308m was deposited as collateral in support of trading and operating activities.

The Group’s main source of liquidity is its operating businesses.  Cash generation by the operating businesses is dependent upon the reliability of the Group’s power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003) and maintenance requirements.  The Group’s liquidity is also affected by the collateral requirements relating to trading and operating activities and the terms of payment relating to suppliers.

The Group lost its investment grade rating in September 2002.  The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group.

The Company’s strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile.  The extent to which the Company is able to trade forward is therefore limited by the amount of collateral available.

Following the receipt by the Secretary of State of notification from the Commission that as far as the Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, the Government Facility ceased to be available for further utilisation from 22 September 2004 and terminated on Restructuring.

Following completion of the Restructuring and having regard to the facilities available to the Group the Boards of New British Energy and Holdings plc stated in the Prospectus that they are of the opinion that there is sufficient working capital to meet the Group’s present requirements.

Post Balance Sheet Events

The Restructuring became effective on 14 January 2005 following Court sanction of the Members’ Scheme and Creditors’ Scheme.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the official list of the UKLA and to trading on the London Stock Exchange at 8.00am on 17 January 2005.

Following the Restructuring becoming effective British Energy plc was re-registered as British Energy Limited on 14 January 2005.

Contingent Liabilities

On 12 February 2004, British Energy and certain of its subsidiaries received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities.  The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements.  The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions.  British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m.  The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses.  British Energy has rejected the claim and expects to defend it if it is pursued further.  No provision has been made in the financial statements at 31 December 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

Dividend Policy

The Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible, but not until the operational requirements of the business permit.  In addition, under the terms of the Restructuring, there are certain restrictions on or factors affecting the Board’s ability to pay dividends, including:

•       a cash reserve is required to be funded out of the Company’s net cash flow in order to support the Group’s collateral and liquidity requirements following the Restructuring.  The initial target amount for the cash reserve is £490m plus the amount by which cash employed as collateral exceeds £200m (the Target Amount).  Prior to paying any dividend, the Company’s cash must equal or exceed the Target Amount and certain amounts specified in the contribution agreement between among others, the Secretary of State for Trade and Industry and the Company dated 14 January 2005 (the Contribution Agreement);

•       the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, the Company must make the NLF Cash Sweep Payment.  Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the Payment Percentage).  The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%.  The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders.  In addition, the Company may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Restructuring would exceed the aggregate of the annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•       the terms of the New Bonds contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred; and

•       the Company must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements, the Directors consider that the earliest period for which a dividend may be declared is the financial year ending 31 March 2007.

Subject to these restrictions, the Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible.  Any such decision to make such a distribution will be made in the circumstances of the time.  In relation to any financial year in respect of which the Company might otherwise be permitted to pay a dividend, the Directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to the Group’s pension schemes, allocate cash to the Forecast Expenditure Reserve (as defined and in accordance with the Contribution Agreement) (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings)) or retain cash reserves in excess of the Target Amount.

Movements in the operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid by the Company may vary in size and frequency.

International Accounting Standards

The project undertaken to review the impact of International Accounting Standards and International Financial Reporting Standards is continuing.  This will identify and implement the changes required to the Group’s accounting policies, information systems, management processes and financial reporting activities.  International Accounting Standards are required to be used in preparing the consolidated Group financial statements from 1 April 2005 onwards.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by British Energy at 31 December 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets.  The Group uses derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (NEA).  There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (UK Decommissioning Fund) and the Group’s pension schemes.  Policies have been instituted for managing each of these risks, which have been approved by the Board.  Each of these risks is discussed in more detail below with the exception of liquidity and funding risk, which is more fully discussed in the ‘Future Liquidity’ section above.

The Power and Energy Trading Division manages electricity trading risks.  The Power and Energy Trading Division operates within policies and procedures that are approved by the Board and monitored by the Trading Review Committee and by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (Group Treasury).  Group Treasury operates within policies and procedures approved by the Board.  Group Treasury uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions.  Both Group Treasury and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the UK.

Eggborough related derivative agreements (nominal amount of £356m as at 31 December 2004 (31 March 2004: £377m)) were originally established to convert the variable rate financing used to purchase the Eggborough power station to fixed rate over an agreed profile.  These swaps were compromised and terminated on the Restructuring Effective Date as part of the Restructuring.

At 31 December 2004 the total of investments in liquid funds and cash at bank amounted to £402m, and mainly had maturity dates due within one year.  Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds.  At 31 December 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.7%.  Term deposits, money market funds and bank balances at 31 December 2004 include £308m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 4.0%.  Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

As the deposit terms are short-term, the carrying value of the investment in liquid funds and cash at bank at 31 December 2004 approximates to the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency transactions in relation to the finalisation of the sales of Bruce Power and AmerGen.  When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At 31 December 2004 there were no foreign exchange contracts in place.

Electricity Trading Risk Management

British Energy’s trading activities relate principally to supporting the power generation business and direct supply business.  The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders.  The principal objective of the Company’s trading activities is to increase the return on assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices.  The Company generally sells all planned nuclear output forward to minimise the exposure to unfavourable prices pursuant to the balancing mechanism.  The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible coal-fired generating capability.  It also fulfils several roles to further enhance profitability.  Firstly, it provides a means for compensating for unplanned lost output from the nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers, thirdly it is able to adjust output rapidly in response to changing requirements; fourthly it can co-fire biomass products which qualify for Renewable Obligation Certificates.

The Company trades in the short-term wholesale markets and on the power exchange to buy and sell power to balance the overall portfolio.  During periods of unplanned loss from nuclear plant this will result in buying in these markets and also potentially increased generation from Eggborough.

British Energy’s policy is to manage credit exposure to trading and financial counterparties within clearly defined limits.  The Trading Review Committee reviews hedging and risk management strategy for trading and oversees the activities of a sub-committee which manages and maintains the overall trading risk control framework, including policies, procedures, delegated authorities, and specific criteria for the management of counterparty credit exposures.

Output from the two nuclear stations in Scotland will continue to be sold under the terms of the NEA to Scottish Power and Scottish and Southern Energy until 1 April 2006, or the introduction of BETTA (currently scheduled for 1 April 2005), whichever is earlier.

Equity Risk Management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of the Group’s UK nuclear power stations.  Prior to completion of the Restructuring, cash contributions were made on a quarterly basis to a payment profile set out in a contract between the Group and the UK Decommissioning Fund and were invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. Income from dividends and other returns on the underlying investments were retained by the UK Decommissioning Fund and then re-invested.

The balance on the UK Decommissioning Fund receivable was recorded in the balance sheet at £498m at 31 December 2004, which approximates to its market value.  The UK Decommissioning Fund comprised debt and equity securities, and property with market values of £448m and £50m respectively at 31 December 2004 and £396m and £44m respectively at 31 March 2004.

Following completion of the Restructuring, the Group’s liabilities in respect of the decommissioning of its stations are now governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF.  As a consequence, the Group’s level of obligation for decommissioning liabilities will be pre-determined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

Under the transitional rules permitted under FRS17 – Retirement Benefits, the Group disclosed a deficit of pension fund assets to liabilities of £325m as at 31 March 2004.  The level of employer contributions to the Group pension schemes will be formally confirmed  following the triennial actuarial valuation that is being carried out with an effective date of 31 March 2004 and which is expected to be finalised later this financial year.  The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.

Group Profit and Loss Account

For the three months and nine months ended 31 December 2004 (unaudited)

	Notes	3 months ended 31 December 2004 £m	9 months ended 31 December 2004 £m	3 months ended 31 December 2003 restated £m	9 months ended 31 December 2003 restated £m	Year ended 31 March 2004 restated £m
Turnover:
Group and share of discontinued joint venture turnover		412	1,135	395	1,190	1,660
Less: share of turnover in discontinued joint venture	3	–	–	(26)	(144)	(144)
Group turnover – continuing activities	3	412	1,135	369	1,046	1,516

Operating costs before exceptional items	4	(420)	(1,226)	(354)	(1,040)	(1,459)
Exceptional operating items	4	(12)	(43)	(3)	(27)	283
Operating costs after exceptional items	4	(432)	(1,269)	(357)	(1,067)	(1,176)

Group operating (loss)/profit – continuing activities:		(20)	(134)	12	(21)	340
Share of operating (loss)/profit of discontinued joint venture		–	–	(21)	22	21
Operating (loss)/profit: Group and share of discontinued joint venture		(20)	(134)	(9)	1	361
Exceptional (loss)/gain on sale of joint venture and businesses	8	(3)	1	37	37	47
Financing (charges)/credits:
Revalorisation charges	5	(64)	(180)	(40)	(139)	(185)
Net interest	5	(19)	(54)	(29)	(54)	(64)
Exceptional revalorisation credits	5	19	18	29	69	68
Exceptional interest and other financing credits	5	–	–	2	5	5
(Loss)/profit on ordinary activities before taxation	3	(87)	(349)	(10)	(81)	232
Taxation on (loss)/profit on ordinary activities	6	–	–	–	–	2
Share of taxation of discontinued joint venture	6	–	–	7	(1)	–
(Loss)/profit for the period attributable to shareholders		(87)	(349)	(3)	(82)	234

(Deficit)/earnings per share (p):
Basic	7	(14.5)	(58.0)	(0.5)	(13.6)	38.9

Group Balance Sheet

As at 31 December 2004 (unaudited)

		31 December 2004	31 December 2003 restated	31 March 2004 restated
	Notes	£m	£m	£m
Fixed assets
Tangible assets and investments	8	877	656	935

Current assets
Decommissioning fund		498	429	440
Stocks		369	361	350
Debtors		386	387	374
Investments – liquid funds	14	313	338	311
Cash at bank		89	91	262
		1,655	1,606	1,737

Creditors: amounts falling due within one year
– borrowings	9	(249)	(197)	(197)
– other	9	(1,338)	(1,171)	(1,250)
	9	(1,587)	(1,368)	(1,447)
Net current assets		68	238	290
Total assets less current liabilities		945	894	1,225

Creditors: amounts falling due after more than one year
– borrowings	9	(638)	(686)	(686)
– other	9	(1,910)	(1,899)	(1,893)
Provisions for liabilities and charges	9	(1,912)	(1,793)	(1,812)
Net liabilities		(3,515)	(3,484)	(3,166)
Capital and reserves
Called up equity share capital		277	277	277
Share premium		76	76	76
Capital redemption reserve		350	350	350
Profit and loss account		(4,311)	(4,280)	(3,962)
Equity shareholders’ funds	11	(3,608)	(3,577)	(3,259)
Non-equity shareholders’ interests		93	93	93
		(3,515)	(3,484)	(3,166)

Group Cash Flow Statement

For the three months and nine months ended 31 December 2004 (unaudited)

		3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
	Notes	£m	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	12	(66)	(126)	27	1	156

Returns on investments and servicing of finance		(13)	(49)	(16)	(55)	(75)

Taxation paid		–	–	–	(15)	(12)

Disposals	8	–	4	156	165	171

Management of liquid resources	13	42	(2)	(23)	(92)	(65)

Financing	13	–	–	(97)	–	–

(Decrease)/increase in cash	13	(37)	(173)	47	4	175

Group Statement of Total Recognised Gains and Losses

For the three months and nine months ended 31 December 2004 (unaudited)

		3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004 restated
	Notes	£m	£m	£m	£m	£m
(Loss)/profit for the period		(87)	(349)	(3)	(82)	234
Translation differences on foreign currency net investments		–	–	(10)	(19)	(15)
Total recognised (losses)/profits relating to the period		(87)	(349)	(13)	(101)	219
Prior year adjustment	1	–	(2)	–	–	–
Total gains and losses recognised		(87)	(351)	(13)	(101)	219

Notes to the financial statements

1. Basis of Preparation

(i) Introduction

These interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2004 except where detailed in (ii) below and note 2.  In this note references to ‘British Energy’ or ‘the Company’ are to British Energy Limited (formerly British Energy plc) (formerly the ultimate holding company) or, in the context of events post 14 January 2005 (the Restructuring Effective Date), British Energy Group plc (the present ultimate holding company) (New British Energy).  References to the ‘Group’ are to the Company and its subsidiaries (and where applicable its holding companies).  British Energy plc was registered as a private limited company, British Energy Limited, on 14 January 2005.

Fixed annual charges are apportioned to the quarterly period on the basis of time elapsed.  Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.

On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (AmerGen), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations during the prior year.  All other activities of the Group have been shown as continuing activities.

The interim financial statements for the three months and nine months ended 31 December 2004 are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below.  The figures for the year ended 31 March 2004 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies.  The report of the auditors on these accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.  The auditors’ report included within the Report and Accounts of the Group for the year ended 31 March 2004 includes a reference to a fundamental uncertainty in respect of the going concern basis of the Group.  The interim financial statements were approved by the Board of Directors on 13 February 2005.

(ii) Prior Period Adjustment

As noted in our interim financial statements for the quarters ended 30 June 2004 and 30 September 2004, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held.  The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by £2m and other fixed asset investments have decreased by the same amount as at 1 April 2004.  There was no prior year profit and loss account effect and no impact on the profit and loss account for the three and nine months ended 31 December 2004 from the adoption of UITF 38.  The effect of UITF 17 on the results for the periods ended 31 March 2004 and 31 December 2004 was not material.

 (iii) Background to the Restructuring

Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government.  On 9 September 2002 the UK Government granted the Company a credit facility of up to £410m (the Government Facility) to provide working capital for the Group’s immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America.  The Government Facility was subsequently extended in a revised amount of up to £650m until 9 March 2003.  The Government Facility was cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (EPL)) and was secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries.

On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)   the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the Eggborough Banks), The Royal Bank of Scotland plc (RBS) as provider of a letter of credit to the Eggborough Banks, the Group’s significant trade creditors, Teesside Power Limited (TPL), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (Total) and Enron Capital & Trade Europe Finance LLC (Enron) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank AG) being collectively referred to as the Significant Creditors) and British Nuclear Fuels plc (BNFL); and

(b)  the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (BEG), British Energy Generation (UK) Limited (BEGUK) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the Bonds) (the holders of those bonds being referred to collectively as the Bondholders).

1. Basis of Preparation (continued)

On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of £200m (which was subsequently temporarily increased to £275m between 27 November 2003 and 23 December 2003), such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the restructuring, outlined in (iv) below, (the Restructuring) became effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility were required as a result of a European Commission (Commission) decision or an obligation under EU law (the Final Maturity Date).  In the meantime the Secretary of State was entitled to require repayment of the Government Facility if she concluded that the Restructuring could not have been completed in the manner or time scales envisaged.  Following the receipt by the Secretary of State of notification from the Commission that so far as the Restructuring involved the grant of State aid by the Government, such aid was compatible with the Common Market on 22 September 2004, no further drawings could be made under the Government Facility.  The Government Facility’s Final Maturity Date was amended on 29 November 2004 to the earlier of: (a) the date on which the Government Restructuring Agreement (see below) would terminate pursuant to its terms; (b) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility were required as a result of a decision of the Commission or any obligation under European Community law; or (c) the date upon which documentation required to effect the Restructuring had been executed and delivered and/or any schemes of arrangement had, if necessary, been sanctioned by the Court of Session and became effective in accordance with their terms to give effect to the Restructuring. The Government Facility terminated on restructuring.

On 1 October 2003, the Company announced that it had entered into an agreement (Creditor Restructuring Agreement) in which it had agreed the terms of the restructuring of the Group with certain of the Group’s creditors and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.

On 19 December 2003 Bondholders approved amendments to the trust deed relating to the Bonds to facilitate the implementation of the Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (see below).  Following formal amendment of the trust deed, a new standstill agreement was entered into with creditors in place of the Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.

On 3 September 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM).  Those groups of shareholders were Polygon Investment Partners LLP (Polygon), Brandes Investment Partners, LLC (Brandes) and their respective associates.  British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM.  One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York.  If British Energy had been required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not do so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would be likely to have been in breach of the Creditor Restructuring Agreement.

British Energy was informed by certain creditors to whom the Group owed significant amounts (Creditors) that if it was prevented from delisting and they could not compel the Company to perform its obligations under the Creditor Restructuring Agreement, they would take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements.  Further they said that they would then take action to recover amounts owing to them including taking steps to force British Energy into administration.  If that had happened, British Energy believed that the other Creditors who were also party to the Creditor Restructuring Agreement would also have demanded payment.  Therefore the Group would have been required to pay approximately £1,500m to Creditors.  The Group did not have the resources to pay that amount.  As a result of such breach of the Creditor Restructuring Agreement, British Energy may have been exposed to significant claims for damages for breach of contract.  Moreover, because the Creditors said that they would demand immediate repayment of monies which British Energy judged, for the reasons set out above, it would be unable to pay, British Energy considered that its directors would have had no choice but to place British Energy into administration.  For this reason, the Board decided that it should apply to the United Kingdom Listing Authority (UKLA) to cancel the listings of the ordinary shares of 44 28/43 pence each (Ordinary Shares) and A shares of 60 pence each (A Shares) as soon as practicable.

The Company announced on 23 September 2004 that the Requisitioned EGM would be held on 22 October 2004 and that it would be applying to the UKLA to cancel the listings of the Ordinary Shares and A Shares and the delisting took effect on 21 October 2004.  As a consequence, and as announced on 23 September 2004, the New York Stock Exchange (NYSE) suspended trading on the Company’s American Depository Receipts (ADRs) prior to the opening of trading on 28 September 2004.  At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE's decision. However, on 6 December 2004 the NYSE affirmed the decision to delist the Company's ADRs.  Accordingly, shares in New British Energy (New Shares) were not issued in the form of ADRs upon the Restructuring Effective Date and holders of the Company's ADRs received the New Shares to which they were entitled, subject to the terms of the Restructuring and applicable law.  British Energy has agreed to take all reasonable steps to list ADRs on the NYSE at such time following the effectiveness of the Restructuring, as it is able to satisfy the listing criteria of the NYSE.  In such circumstances, however, British Energy will be required to satisfy the NYSE's listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that it has not been able to satisfy immediately after the Restructuring became effective.

1. Basis of Preparation (continued)

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement Long Stop Date of 31 January 2005 for the Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Restructuring becoming effective, be transferred to British Energy Holdings plc (Holdings plc), a wholly owned subsidiary of New British Energy.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM.  Polygon stated that, having considered the Company’s recent circulars, they believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and consequently confirmed that they would vote against the resolutions and not further oppose the Restructuring.  On that day British Energy announced that it would be withdrawing an action raised against Polygon in New York and that the Bondholders had agreed to stop litigation commenced in England insofar as it related to Polygon.  Brandes subsequently announced on 6 October 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients.  The Requisitioned EGM took place on 22 October 2004 and, in accordance with the unanimous recommendation of the Board, all the resolutions at the Requisitioned EGM were defeated.  In December 2004 the claims in England brought by the Bondholders against each of Polygon, Brandes and British Energy were dismissed by consent orders which were sealed by the Court.

 (iv) Terms of the Restructuring

The terms of the Restructuring are set out in:

(a)   the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on 31 October 2003) (and subsequently entered into by Bondholders, representing in aggregate with RBS 88.8% of the combined amount owing to Bondholders and RBS and all the Eggborough Banks); and

(b)  the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (BEPET), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (NLF)) and the trustees of the Nuclear Trust (the Government Restructuring Agreement).

The principal features of the Restructuring included:

•      compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks (together the Creditors) in exchange for new bonds subsequently issued by Holdings plc (New Bonds) and New Shares and settling new arrangements for Eggborough.  The claims of the Bondholders and RBS were compromised pursuant to a scheme of arrangement proposed to these creditors by the Company (the Creditors’ Scheme).  In the case of the Significant Creditors and the Eggborough Banks, claims were compromised pursuant to the terms of the Creditor Restructuring Agreement itself.  Under the terms of the Creditor Restructuring Agreement the Creditors agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for £275m of New Bonds and at least 97.5% of the New Shares;

•      the amendment and extension of the contracts with BNFL for front end and back end related fuel services for the Group’s advanced gas-cooled reactor (AGR) stations announced on 31 March 2003 and 16 May 2003 and the implementation of a new trading strategy;

•      establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and

•      the Government funding certain contracted liabilities relating to historic spent fuel up to a specified cap and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Eggborough arrangements

The Eggborough Banks, as creditors with security over, amongst other things, the shares in, and assets of, EPL agreed to replace their existing secured claims with a right to receive £150m under an Amended Credit Agreement on substantially the same payment terms as the New Bonds.  In addition, the Eggborough Banks have been granted:  (i) options exercisable at any time prior to 31 August 2009 under which they may acquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time prior to 31 August 2009 or after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time.  The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favour of New British Energy under which a member of the British Energy group may purchase such rights at 105% of the price offered to the relevant third party.  The Eggborough Banks' security will secure, amongst other things, the Eggborough Banks' rights under an Amended Credit Agreement and the options.

1. Basis of Preparation (continued)

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements entered into pursuant to the Restructuring between the Company and the Secretary of State, among others, dated 1 October 2003, the NLF will fund qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning the Group’s nuclear power stations.  The Secretary of State has provided an undertaking to fund any future shortfall in the NLF’s ability to fund these qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and also to meet certain of the Group’s contracted liabilities relating to historic spent fuel up to a specified cap.  In consideration for the assumption of these liabilities, Holdings plc issued £275m in New Bonds to the NLF on completion of the Restructuring.  In addition, members of the

Group will make the following payments to the NLF: (i) fixed decommissioning contributions of £20m per annum (stated in March 2003 values and indexed to RPI) but tapering off as the nuclear power stations are currently scheduled to close; (ii) £150,000 (stated in March 2003 values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into Sizewell B, the Pressurised Water Reactor nuclear power station, after the Restructuring became effective; and (iii) an annual contribution equal to a percentage of the Group’s adjusted free cash flow  (initially 65%, subject to adjustment, but not to exceed 65%) (the NLF Cash Sweep Payment).

The NLF has the right from time to time to convert all or part of the NLF Cash Sweep Payment into an equity shareholding in New British Energy equal to the same percentage of the thereby enlarged issued share capital.  The terms of the convertible shares into which such entitlement will convert will limit the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the City Code on Takeovers and Mergers, being currently 29.9% of the voting rights in New British Energy (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF).  This voting restriction applies for so long as the convertible shares are held by the NLF.  The convertible shares will be converted into ordinary shares in New British Energy on their transfer by the NLF to a third party but are not convertible at the election of the NLF.

In addition, under the Nuclear Liabilities Agreements, British Energy is required to fund cash reserves out of its net cash flow in order to support the new Group’s collateral and liquidity requirements post-restructuring (the Cash Reserves).  The initial target amount for the Cash Reserves is £490m plus the amount by which cash employed as collateral exceeds £200m.

 (v) Completion of the Restructuring

On 12 October 2004 British Energy announced that the initial conditions to the implementation of the Restructuring as set out in the Creditor Restructuring Agreement had been satisfied.

On 30 November 2004 British Energy announced that it had posted the following documents:

•      a circular to its shareholders in relation to the Members’ Scheme and a disposal of the business and assets of British Energy to Holdings plc (the Disposal);

•      a circular to certain of its creditors in relation to the Creditors’ Scheme; and

•      a document (the Prospectus) comprising: (i) listing particulars in relation to the issue of New Shares and warrants (Warrants) of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds of Holdings plc.

On 15 December 2004 British Energy announced that it had posted a document comprising supplementary listing particulars and a supplementary prospectus in respect of New British Energy and Holdings plc to British Energy shareholders, RBS and Bondholders in relation to the Restructuring which was required as a result of the announcement on 10 December 2004 of the results of British Energy for the second quarter and first half ended 30 September 2004 and which was supplementary to, and to be read in conjunction with, the Prospectus.

The circulars relating to the Members’ Scheme and the Creditors’ Scheme contained notices convening court meetings of holders of Ordinary Shares and A Shares (the Members’ Meetings) and an extraordinary general meeting of holders of Ordinary Shares (the Restructuring EGM) and a meeting of Creditors (the Creditors’ Meeting) for 22 December 2004.  The Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were held for the purposes of considering resolutions approving the Schemes.  All of the resolutions proposed at the Members’ Meetings, the Restructuring EGM and the Creditors’ Meeting were approved.

Mechanics for implementation and shareholder allocation

The Restructuring involved establishing New British Energy as the new parent company of the Group and Holdings plc as a directly wholly owned subsidiary of New British Energy.

The Company cancelled its existing Ordinary Shares and A Shares under the Members’ Scheme, and issued to shareholders: (i) New Shares equal to 2.5% of the issued share capital of New British Energy immediately following implementation of the Restructuring, and (ii) Warrants to subscribe for 5% of the thereby diluted ordinary issued share capital of New British Energy (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled Nuclear Liabilities Agreements above)) immediately following implementation of the Restructuring.  The subscription price under the Warrants was £28.95m in aggregate, equivalent to an equity market capitalisation of the Group of £550m following implementation of the Restructuring.

1. Basis of Preparation (continued)

The Restructuring became effective on 14 January 2005, following Court sanction of the Members’ Scheme and Creditors’ Scheme.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8.00am on 17 January 2005.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of 5 September 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee.  The Group is seeking over the longer term to reduce demand for trading collateral.

The Boards of New British Energy and Holdings plc stated in the Prospectus that, following completion of the Restructuring and having regards to the facilities available to the Group, they are of the opinion that there is sufficient working capital to meet the Group’s present requirements.

On 25 August 2004 BEG entered into a three year trade receivables financing facility (Receivables Facility) with Barclays Bank plc. As at 31 December 2004, the Receivables Facility had not been utilised.

The above is a summary only and investors and others are strongly advised to read the entire announcements issued by the Company on 1 October 2003 and on 30 November 2004 and the Prospectus, which contain additional important information not included in this summary.

 (vi) Principles Underlying Going Concern Assumption

The financial statements have been prepared on a going concern basis in accordance with FRS18 - Accounting Policies, because British Energy has not been liquidated nor is it ceasing to trade.  In previous reporting periods the Directors have reported that the validity of this assumption depended on the fulfillment of the conditions of the Restructuring within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook.  Following completion of the Restructuring on 14 January 2005, the fundamental uncertainties associated with the Restructuring, which had existed prior to this date, have been removed.  Further, the Board have reviewed the Group’s cash flow position and outlook and the Directors confirm that they have a reasonable expectation that the Company and the Group have adequate resources to continue operating for the foreseeable future as a going concern.

2. New Accounting Policies

Own Shares Held

The Group has adopted the new UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation of own shares held.  As a result where the Group purchases shares in its equity share capital through the Group's Employee Share Trust or Qualifying Employee Share Trust the net consideration paid is deducted from the profit and loss account reserve in arriving at total equity shareholders’ funds.   Where such shares are subsequently sold or reissued any consideration received is included in equity shareholders’ funds.

3. Turnover and (loss)/profit on ordinary activities before taxation

(a) Output and Turnover

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
	TWh	TWh	TWh	TWh	TWh
Output
– United Kingdom	15.8	47.5	17.3	52.7	72.6

	£m	£m	£m	£m	£m
Continuing activities
United Kingdom
– Direct supply sales net of energy supply costs	185	476	152	389	522
– Wholesale generation sales	144	417	152	475	703
– Turnover from continuing activities excluding energy supply costs and miscellaneous income	329	893	304	864	1,225
– Energy supply costs	80	222	57	160	260
– Miscellaneous income	3	20	8	22	31
Turnover from continuing activities	412	1,135	369	1,046	1,516

Share of turnover in discontinued joint venture	–	–	26	144	144

The turnover and profit before tax of the Group’s joint venture, AmerGen, relate entirely to activities in the United States of America.  On 22 December 2003 the Group disposed of its interest in AmerGen.

(b) (Loss)/Profit on Ordinary Activities Before Taxation

A geographical analysis of the (loss)/profit on ordinary activities before taxation is as follows:

	3 months ended 31 December 2004 £m	9 months ended 31 December 2004 £m	3 months ended 31 December 2003 £m	9 months ended 31 December 2003 £m	Year ended 31 March 2004 £m
United Kingdom	(87)	(349)	2	(127)	187
United States - share of discontinued joint venture	–	–	(12)	46	45
	(87)	(349)	(10)	(81)	232

4. Operating costs

	3 months ended 31 December 2004 £m	9 months ended 31 December 2004 £m	3 months ended 31 December 2003 £m	9 months ended 31 December 2003 £m	Year ended 31 March 2004 £m
Continuing activities
– Fuel	107	316	109	293	413
– Materials and services	140	408	118	380	512
– Staff costs	74	225	59	171	224
– Depreciation charges	19	55	11	36	50
	340	1,004	297	880	1,199
Energy supply costs	80	222	57	160	260
Operating costs before exceptional items	420	1,226	354	1,040	1,459

Exceptional operating items
– Materials and services	11	30	3	40	25
– Staff costs	1	10	–	–	–
– Depreciation charges/(credits)	–	3	–	–	(295)
– Amounts credited to non-operational assets	–	–	–	(13)	(13)
	12	43	3	27	(283)
Operating costs after exceptional items	432	1,269	357	1,067	1,176

	3 months ended 31 December 2004 £m	9 months ended 31 December 2004 £m	3 months ended 31 December 2003 £m	9 months ended 31 December 2003 £m	Year ended 31 March 2004 £m
Analysis of exceptional operating items
Restructuring costs	11	30	3	40	43
Severance costs	1	10	–	–	–
Settlement of claim	–	–	–	–	(18)
Fixed asset write-up	–	–	–	–	(295)
Depreciation – corporate headquarters	–	3	–	–	–
UK decommissioning fund write-up	–	–	–	(13)	(13)
	12	43	3	27	(283)

There were exceptional materials and services costs in respect of costs incurred on advisory fees and other costs associated with restructuring the Group’s activities of £11m and £30m for the three months and nine months to 31 December 2004 respectively.  An exceptional charge of £1m and £10m for the three months and nine months ended 31 December 2004 respectively has been recorded for severance costs in relation to the Group's restructuring.  An exceptional depreciation charge of £3m was recorded for the nine months to 31 December 2004 to align the carrying value of the corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Exceptional operating costs amounting to £3m and £27m were reported for the three and nine months ended 31 December 2003 respectively.  These amounts are further explained as follows:

•       charges incurred on advisory fees and other costs associated with the Restructuring of the Group’s activities of £3m and £40m respectively; and

•       the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of £13m in the nine months ended 31 December 2003.

Exceptional operating credits amounting to £283m were reported for the year ended 31 March 2004.  These amounts are further explained as follows:

•       charges incurred on advisory fees and other costs associated with the Restructuring of the Group’s activities of £43m in the year ended 31 March 2004;

•       settlement of long standing disputes with Siemens Power Generation Limited (Siemens) relating to work done since 1996 by the former Parsons business.  Under the terms of the settlement Siemens paid the Company approximately £18m;

•       exceptional depreciation credit of £295m in the year ended 31 March 2004 in respect of the reversal of previous impairment losses in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets; and

•       the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of £13m.

5. Financing charges/(credits)

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
	£m	£m	£m	£m	£m
Revalorisation of nuclear liabilities
– changes in price levels	41	110	17	74	97
– release of discount for the period	32	95	30	89	118
	73	205	47	163	215
Revalorisation credit of UK decommissioning fund	(9)	(25)	(6)	(22)	(28)
Share of revalorisation of discontinued joint venture	–	–	(1)	(2)	(2)
Revalorisation charges before exceptional items	64	180	40	139	185
Interest payable less receivable	19	54	29	54	64
Total financing charges prior to exceptional charges/(credits)	83	234	69	193	249
Exceptional revalorisation credits	(19)	(18)	(29)	(69)	(68)
	64	216	40	124	181
Exceptional interest and other financing credits	–	–	(2)	(5)	(5)
	64	216	38	119	176

At 31 December 2004 the market value of the UK decommissioning fund had increased to £498m (31 March 2004: £440m).  The revalorisation credit of £25m relating to the UK decommissioning fund and the regular contributions of £15m have increased the book value to £480m at 31 December 2004.  An exceptional credit of £18m in the nine months ended 31 December 2004, of which a credit of £19m relates to the three months ended 31 December 2004, is required to increase the book value to market value.  The market value remains below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

At 31 December 2003 the market value of the UK decommissioning fund had increased to £429m, thereby necessitating an exceptional credit of £60m in the nine months ended 31 December 2003 to reverse previously written-down amounts, £21m of which relates to the three months ended 31 December 2003.  As a result of the decommissioning fund receivable being restated at market value, a £13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of £21m and £47m were recorded in finance charges to reverse prior write-down of previous revalorisation.

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was £8m in the three months ended 31 December 2003 and £22m in the nine months ended 31 December 2003.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the three and nine months ended 31 December 2003 amounted to £29m and £69m respectively.

At 31 December 2003 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value.  The resultant exceptional credit for the three and nine months ended 31 December 2003 was £2m and £5m.  There was no exceptional credit for either the three months or the nine months ended 31 December 2004 in relation to these interest rate swaps.

At 31 March 2004 the market value of the UK decommissioning fund was £440m, thereby necessitating an exceptional credit of £59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts.  As a result of the UK decommissioning fund receivable being restated at market value, a £13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of £46m were recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation.

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was £22m in the year to the date of sale and recorded within the Group result for the year ended 31 March 2004.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the year ended 31 March 2004 amounted to £68m.

At 31 March 2004 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value, resulting in an exceptional credit of £5m for the year ended 31 March 2004.

6. Taxation

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
	£m	£m	£m	£m	£m
Tax on results excluding exceptional items	–	–	(7)	1	(2)

There is no UK current tax charge for either the three or the nine months ended 31 December 2004 (three and nine months ended 31 December 2003: £nil).  The tax charge for the three and nine months ended 31 December 2003 comprises an overseas tax credit of £7m and charge of £1m respectively in respect of the Group’s liability for its share of AmerGen’s taxable profits. The tax credit of £2m for the year ended 31 March 2004 represents the release of an over provision of foreign tax in earlier years.  The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005.

7. (Deficit)/earnings per share

The (deficit)/earnings per share for each period has been calculated by dividing the (loss)/profit on ordinary activities after taxation by the weighted average of ordinary shares in issue during the period, based on the following information:

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
(Loss)/profit for the period (£m)	(87)	(349)	(3)	(82)	234
Basic weighted average share capital (number of shares, million)	602	602	602	602	602

8. Tangible fixed assets
(i)            Carrying Value of Fixed Assets

The Directors reviewed the economic values and net realisable values of the Group’s fixed assets at 31 March 2004 and compared them to their book value.  As a result of this review the carrying value of fixed assets was increased by £295m.

The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance.  The valuation of the Eggborough Power Station was based on an assessment of net realisable value.

The electricity price assumptions were a very significant component of the asset value calculation.  The Directors considered the market’s views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company.  In determining the price assumptions the Directors took a cautious view on the future of price movements.  As market prices are outside the Directors’ control actual prices may differ from those forecast.

On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending 31 March 2005 had been reduced to 59.5 TWh.  The Company is satisfied that, in the current circumstances and at the date of this report, the impact on the carrying value of the nuclear assets of this downward revision in output target taken together with the movements in electricity prices is not material.

As part of the Restructuring, an exercise will be undertaken to assign a fair value at the Restructuring Effective Date to the carrying value of the assets and liabilities of the Group, including the nuclear stations and the Eggborough Power Station.  The fair value of fixed assets is expected to be assessed on a value in use basis as the net present value of future cash flows from the fixed assets.  Those estimates will require judgements on a number of significant variables including electricity prices, operating costs and output projections.  External valuers have been appointed to assist in this exercise.  While this exercise has not been concluded, it is expected that this fair value exercise will result in significant adjustments to the carrying value of the Group’s assets.  It should be noted that the accounting treatment of this fair value review at Restructuring Effective Date and any review for impairment at 31 March 2005 may result in a different accounting treatment between that of this Group and its new Group, New British Energy.

(ii)              Sale of Investments

Total cash receipts for the nine months ended 31 December 2004 amounted to £4m and were in relation to the discontinued activities of Bruce Power.  The cash receipt of £4m was received on 25 May 2004 and was in partial consideration of the re-start of the Bruce A units.

A final adjustment to the AmerGen sale price was agreed on 11 February 2005 with an adjustment to the sales price of US$9.5m being payable.  Taking account of the gain on disposal recorded in the prior year the additional charge to the profit and loss account is £3m for the three and nine months ended 31 December 2004.

9. Creditors and provisions

	Nuclear		Other creditors
	liabilities	Debt	and provisions	Total
	£m	£m	£m	£m
Creditors:
Amounts falling due within one year	647	249	691	1,587
Amounts falling due after more than one year	1,910	638	–	2,548
Provisions for liabilities and charges	1,875	–	37	1,912
As at 31 December 2004	4,432	887	728	6,047
As at 31 December 2003	4,166	883	697	5,746
As at 31 March 2004	4,223	883	732	5,838

Nuclear liabilities, including accruals for AGR fuel services, relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group’s estimates where no contracts exist.  Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments.  The costs of decommissioning the nuclear power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime.  The estimates are designed to reflect the costs of making the sites of the nuclear power stations available for alternative use in accordance with the Group’s decommissioning strategy.

Other creditors of £691m (31 December 2003: £657m and 31 March 2004: £696m) include £316m (31 December 2003: £316m and 31 March 2004: £316m) in respect of claims relating to onerous trading contracts.  These contracts were pre-NETA electricity trading contracts with Enron, TPL and Total.  The Enron and Total contracts were terminated during the year ended 31 March 2003, which gave rise to claims for certain amounts which became payable.  Interest was payable and was being paid on standstill balances at a rate of 6%, under the agreed terms of the Restructuring, other than for the bonds and the amounts due to the Eggborough banks which continued under their original terms.  These accounts reflected the claim amounts which were agreed with Enron, TPL and Total for the purposes of the Restructuring.  Enron, TPL and Total subsequently transferred their claims to Deutsche Bank AG.

The analysis of the maturity of borrowings has been prepared based on the dates when the borrowings mature under the former contractual arrangements.  However, the standstill arrangements which were in place prior to the Restructuring Effective Date had the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan were replaced or amended (as the case may be) as part of the Restructuring (or earlier termination of the standstill).  The maturity profile of borrowings changed upon the Restructuring Effective Date.

Included in the provisions total of £37m (31 December 2003: £40m and £31 March 2004: £36m) is an interest rate swaps provision in respect of swap contracts which were put in place to hedge interest rate risk.  The Directors have reviewed the necessity for these swaps in the context of the Restructuring and have concluded that the swaps are no longer effective as hedges.  The balance on the provision of £33m at 31 March 2004 has reduced to £25m at 31 December 2004 through utilisations of £10m, a revaluation to market value of £6m and a conversion of £4m to debt on 9 November 2004. The loans represent the agreed termination values of the British Energy derivative positions previously included in provisions.

10. Share capital / ESOPs

British Energy Employee Share Trust (BEEST) and Qualifying Employee Share Trust (QUEST) held shares in British Energy for the purpose of satisfying options exercisable under the Company’s employee share option and sharesave schemes.  At 31 December 2004, BEEST held 21,734,839 ordinary shares (31 December 2003: 21,734,839 and 31 March 2004: 21,734,839) and QUEST held 5,292,103 ordinary shares (31 December 2003: 5,292,103 and 31 March 2004: 5,292,103) and 19,165,471 ‘A’ shares (31 December 2003: 19,165,471 and 31 March 2004: 19,165,471) in British Energy.

11. Reconciliation of movement in equity shareholders’ funds

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
	£m	£m	£m	£m	£m
Opening balance	(3,521)	(3,259)	(3,564)	(3,476)	(3,476)
(Loss)/profit for the period	(87)	(349)	(3)	(82)	234
Translation differences on foreign currency net investment	–	–	(10)	(19)	(15)
Prior year adjustment (as explained in note 1)	–	–	–	–	(2)
Closing balance	(3,608)	(3,608)	(3,577)	(3,577)	(3,259)

12. Reconciliation of operating cash flow

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
	£m	£m	£m	£m	£m
Group operating (loss)/profit – continuing activities	(20)	(134)	12	(21)	340
Depreciation charges/(credit) (includes fixed asset write-up)	19	58	11	36	(245)
Nuclear liabilities charged to operating costs	32	98	33	96	130
Nuclear liabilities discharged	(36)	(94)	(13)	(32)	(59)
Increase/(decrease) in other provisions	10	12	-	(2)	(3)
Regular contributions to decommissioning fund	(10)	(15)	(4)	(13)	(19)
Operating exceptional decommissioning fund movement	-	-	-	-	(13)
(Increase)/decrease in working capital	(61)	(51)	(12)	(63)	25
Net cash (outflow)/inflow from operating activities	(66)	(126)	27	1	156

Included within the working capital movements are amounts that relate to deferred payments to BNFL of £45m (31 December 2003: £nil and 31 March 2004: £20m).

13. Reconciliation of net cash flow to movement in net debt

	3 months ended 31 December 2004	9 months ended 31 December 2004	3 months ended 31 December 2003	9 months ended 31 December 2003	Year ended 31 March 2004
	£m	£m	£m	£m	£m
(Increase)/decrease in debt in the period	(4)	(4)	97	-	-
(Decrease)/increase in cash in the period	(37)	(173)	47	4	175
(Decrease)/increase in liquid resources	(42)	2	23	92	65
(Increase)/decrease in net debt in the period	(83)	(175)	167	96	240
Opening net debt	(402)	(310)	(621)	(550)	(550)
Closing net debt	(485)	(485)	(454)	(454)	(310)

14. Collateral

Investments in liquid funds at 31 December 2004 include £308m (31 December 2003: £338m and 31 March 2004: £297m) of cash that has been deposited in collateral bank accounts to support trading activities.  Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

15. Contingent assets

On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002.  The front end contracts became effective on 1 April 2003 but could have been terminated if the Restructuring had not been completed.  The back end contracts were conditional on completion of the Restructuring but payments were made as if the revised back end contracts had become effective on 1 April 2003.  The financial statements for the period to 31 December 2004 have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel contracts, pending satisfaction of the restructuring conditions set out in the revised contracts, thereby creating a contingent asset of £411m (31 December 2003: £259m and 31 March 2004: £306m) which does not appear in the Group’s balance sheet at 31 December 2004 but which has subsequently been recognised upon completion of the Restructuring.  An analysis of amounts included in current liabilities due to BNFL at 31 December 2004 but no longer required to be paid by the Group following the completion of the Restructuring is shown as follows:

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back end contracts for the period	189
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:
Amounts settled	(83)
Amounts included in accruals at period end	(24)
Cash flow benefit arising within the period		82
Finance charges accrued on amounts stoodstill		23
Closing balance at 31 December 2004		411

		£m
Amounts payable under historic BNFL back end contracts
Opening balance at 1 April 2004		317
Amounts falling due in period		189
Amounts settled		(83)
Standstill interest accrued		23
Closing balance at 31 December 2004		446
Less: amounts payable under revised BNFL back end contracts
Opening balance at 1 April 2004		(11)
Amounts falling due in period		(107)
Amounts settled		83
Closing balance at 31 December 2004		(35)
Contingent asset at 31 December 2004		411

On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties.  In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date.  Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003.  An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date.  The Trust Agreement provides that where a delay to the programme has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted accordingly.  The Group received C$20m on 22 March 2004 in respect of the restart of Unit 4 and C$10m on 25 May 2004 in respect of the restart of Unit 3.  C$20m is held in trust by an escrow agent pending resolution of the dispute.  On 12 November 2004 British Energy served notice on the escrow agent and Ontario Provincial Government demanding payment of C$40m.  A notice of objection was received on 29 November 2004.  On 17 December 2004, the Company commenced formal arbitration proceedings.  The arbitration process is expected to take some considerable time to reach a determination.  The Company has not recognised any additional amounts on its balance sheet at 31 December 2004 because of uncertainties regarding their realisation.

16. Contingent liabilities

These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these financial statements.  This note describes the contingent liabilities that are applicable to the Group and the Company.

At 31 December 2004, the Group had cash and liquid investments of £402m of which £308m had been deposited as collateral to support trading and other operations.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power station during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities.  The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements.  The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions.  British Energy has rejected the tax claim.  The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m.  The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses.  British Energy has rejected the claim and expects to defend it if it is pursued further.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In December 2004 the claims in England brought by the Bondholders against each of Polygon, Brandes and British Energy were dismissed by consent orders which were sealed by the Court.

17. Non-adjusting post balance sheet events

The Restructuring became effective on 14 January 2005 following Court sanction of the Members’ Scheme and Creditors’ Scheme.  New Shares and Warrants in New British Energy and New Bonds of Holdings plc were admitted to the official list of the UKLA and to trading on the London Stock Exchange at 8.00am on 17 January 2005.

Following the Restructuring becoming effective British Energy plc was re-registered as British Energy Limited on 14 January 2005.

The implementation of the Restructuring is expected to follow the principles of acquisition accounting which will require the consideration and the assets and liabilities to be fair valued.  The fair value adjustments may have a significant impact of the results and financial position of the Group.  The valuation methodology requires the Group to use the circumstances prevailing at the time of the Restructuring.  Therefore, the magnitude of those adjustments has still to be fully determined.

INDEPENDENT REVIEW REPORT TO BRITISH ENERGY LIMITED (FORMERLY BRITISH ENERGY PLC)

Introduction

We have been instructed by the Company to review the financial information, contained in the interim report, which comprises the profit and loss account, balance sheet, cash flow statement, statement of total recognised gains and losses and related notes.  We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors.  In preparing the financial information, the Directors are responsible for applying accounting policies and presentation consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit.  Accordingly we do not express an audit opinion on the financial information.  This report, including the conclusion, has been prepared for and only for the Company.  We do not, in producing this report, accept or assume responsibility to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review Conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended 31 December 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

13 February 2005

Notes:

(a)       The maintenance and integrity of the British Energy Group plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the quarterly report since it was initially presented on the website.

(b)       Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CERTIFICATION

I, Mike Alexander, Chief Executive Officer of British Energy Limited (formerly British Energy plc) (‘registrant’), certify that:

1.              I have reviewed this quarterly report for the period ended 31 December 2004 of registrant;

2.              Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.              Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.              The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)             designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)             disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.              The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)             all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarise and report financial information; and

(b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  13 February 2005                                                    Name:           /S/   Mike Alexander

                                                                                                     Title:             Chief Executive Officer

CERTIFICATION

I, Stephen Billingham, Finance Director of British Energy Limited (formerly British Energy plc) (‘registrant’), certify that:

1.              I have reviewed this quarterly report for the period ended 31 December 2004 of registrant;

2.              Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.              Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.              The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)             designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)             disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.              The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)             all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarise and report financial information; and

(b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:   13 February 2005                                                   Name:           /S/   Stephen Billingham

                                                                                                     Title:             Finance Director

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mike Alexander, Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, that:

(1)    The quarterly report for the quarter ended 31 December 2004 (the ‘report’) of British Energy Limited (formerly British Energy plc) (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)    The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

                       Date:  13 February 2005                                                    /S/     Mike Alexander

                                                                                                                           Chief Executive Officer

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen Billingham, Finance Director, certify, pursuant to 18 U.S.C. section 1350, that:

(1)    The quarterly report for the quarter ended 31 December 2004 (the ‘report’) of British Energy Limited (formerly British Energy plc) (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)    The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

                       Date:  13 February 2005                                                    /S/     Stephen Billingham

                                                                                                                           Finance Director